                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of February, 2003




              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
             (Exact name of Registrant as specified in its charter)


                    IRSA INVESTMENTS AND REPRESENTATIONS INC.
                 (Translation of registrant's name into English)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                                   BOLIVAR 108
                                   (C1066AAB)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                         Form 20-F [X]     FORM 40-F [ ]




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ]     No [X]

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K

Attached is a copy of the translation into English of the Quarterly Financial Statements for the period ended on December 31, 2002 filed with the Bolsa de Comercio de Buenos Aires and with the Comision Nacional de Valores

                       IRSA INVERSIONES Y REPRESENTACIONES
                                SOCIEDAD ANONIMA
                                AND SUBSIDIARIES









                             FREE TRANSLATION OF THE
                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                         for the six-month periods ended
                           December 31, 2002 and 2001

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES


     UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

                              In thousands of pesos

====================================================================================================================================
                                   December 31,     December 31,                                    December 31,     December 31,
                                       2002             2001                                            2002             2001
                                 (Notes 2 and 3)  (Notes 2 and 3)                                 (Notes 2 and 3)  (Notes 2 and 3)
                                 ----------------------------------                               ----------------------------------
ASSETS                                                               LIABILITIES
CURRENT ASSETS                                                       CURRENT LIABILITIES
Cash and banks                             33,995           11,857   Trade accounts payable                 23,018           14,315
Investments (Note 7)                      227,147           49,444   Mortgages payable                         881                -
Mortgages and leases receivables           34,268           26,626   Customer advances                      13,865            5,119
Other receivables (Note 5)                 16,046           97,536   Short term-debt (Note 9)               63,035          431,113
Inventory (Note 6)                         16,308           39,675   Salaries and social
                                                                       security charges                      2,766            1,244
                                 ----------------------------------
TOTAL CURRENT ASSETS                      327,764          225,138   Taxes payable                          10,647            8,573
                                 ----------------------------------
                                                                     Other liabilities (Note 10)            14,377           32,751
                                                                                                  ----------------------------------
                                                                     TOTAL CURRENT LIABILITIES             128,589          493,115
                                                                                                  ----------------------------------


                                                                     NON-CURRENT LIABILITIES
                                                                     Trade accounts payable                  4,885              380
NON-CURRENT ASSETS                                                   Long term-debt (Note 9)               810,917           27,204
------------------
Mortgages receivables                       3,727            9,475   Customer advances                      27,036                -
Other receivables (Note 5)                 46,709           36,720   Taxes payable                               -                -
Inventory (Note 6)                          9,300           59,512   Other liabilities (Note 10)             6,629            6,461
                                                                                                  ----------------------------------
Investments (Note 7)                      429,337          765,040   TOTAL NON-CURRENT LIABILITIES         849,467           34,045
                                                                                                  ----------------------------------
Fixed assets (Note 8)                   1,215,785          464,462   TOTAL LIABILITIES                     978,056          527,160
                                                                                                  ----------------------------------
Intangible assets                          48,096            5,759   Minority interest                     462,035           87,616
                                 ----------------------------------                               ----------------------------------
TOTAL NON-CURRENT ASSETS                1,752,954        1,340,968   SHAREHOLDERS' EQUITY                  640,627          951,330
                                 ----------------------------------
                                                                                                  ----------------------------------
TOTAL ASSETS                            2,080,718        1,566,106   TOTAL LIABILITIES AND
                                                                       SHAREHOLDERS' EQUITY              2,080,718        1,566,106
====================================================================================================================================

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES



                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                     For the six-month periods beginning on
                              July 1, 2002 and 2001
                      and ended December 31, 2002 and 2001

                              In thousands of pesos

====================================================================================================================
                                                                              December 31,          December 31,
                                                                                  2002                  2001
                                                                            (Notes 2 and 3)        (Notes 2 and 3)
                                                                           -----------------------------------------
Mortgages, leases and services                                                      100,681                 71,531
Costs of sales, leases and services                                                 (72,831)              (33,694)
                                                                           -----------------------------------------
GROSS INCOME                                                                         27,850                 37,837
                                                                           -----------------------------------------
Selling expenses                                                                     (8,314)               (4,515)
Administrative expenses                                                             (17,793)              (16,807)
                                                                           -----------------------------------------
SUBTOTAL                                                                            (26,107)              (21,322)
Loss from operations and holding of real estate assets (Note 11)                       (775)               (4,563)
                                                                           -----------------------------------------
OPERATING INCOME (NOTE 4)                                                               968                 11,952
                                                                           -----------------------------------------
Financial results, net (Note 12)                                                     147,676              (96,023)
Net income in related companies                                                     (2,976)               (28,187)
Other income and expenses, net  (Note 13)                                             10,765               (2,917)
                                                                           -----------------------------------------
SUBTOTAL                                                                             156,433             (115,175)
                                                                           -----------------------------------------
Minority interest                                                                   (26,783)               (1,133)
Income tax and asset tax                                                             (2,601)               (3,260)
                                                                           -----------------------------------------
INCOME (LOSS) FOR THE PERIOD                                                         127,049             (119,568)
====================================================================================================================

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES


               UNAUDITED STATEMENTS OF CONSOLIDATED CASH FLOWS (1)
                     For the six month periods beginning on
                              July 1, 2002 and 2001
                      and ended December 31, 2002 and 2001
                              In thousands of pesos

===================================================================================================================================
                                                                                               December 31,       December 31,
                                                                                                   2002               2001
                                                                                             (Notes 2 and 3)    (Notes 2 and 3)
                                                                                            ---------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
-    Income (loss) for the period                                                                      127,049          (119,568)
-    ADJUSTMENTS TO RECONCILE NET LOSS TO CASH FLOW FROM OPERATING ACTIVITIES:
      o    Net income in related companies                                                               2,976             28,187
      o    Minority interest in related companies                                                       26,783              1,133
      o    Results from repurchase Notes                                                              (11,771)                  -
      o    Allowances and provisions                                                                     6,484                378
      o    Amortization and depreciation                                                                44,163             12,813
      o    Loss from operations and holding of real estate assets                                          775              4,563
      o    Financial results                                                                         (192,221)             47,972
      o    Income tax and asset tax                                                                      2,601              3,260
      o    (Gain)/loss from the sale of fixed assets and intangible assets                             (2,119)                  2
-    CHANGES IN ASSETS AND LIABILITIES:
      o    Increase in current investments                                                             (3.517)            (5.206)
      o    Increase in non-current investments                                                           (497)                  -
      o    (Increase)/Decrease in mortgages and leases receivables                                        (40)             22,157
      o    Decrease in other receivables                                                                19,807             31,302
      o    Decrease in inventory                                                                        20,067             14,947
      o    (Increase)/Decrease in intangible assets                                                      (370)                227
      o    Decrease in taxes payable, salaries and social security and customer advances               (4,516)            (2,575)
      o    (Decrease)/Increase in accounts payable                                                     (4,456)              2,193
      o    Increase in accrued interest and exchange differents                                         30,229             28,819
      o    Cash dividends received                                                                           -              2,784
      o    Decrease in other liabilities                                                              (13,055)           (19,560)
                                                                                            ---------------------------------------
              NET CASH PROVIDED BY OPERATING ACTIVITIES                                                 48,372             53,828
                                                                                            ---------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
      o    Decrease from equity interest in subsidiary companies and equity investees                        -             14,727
      o    Increase from equity interest in subsidiary companies and equity investees                 (11,226)           (14,149)
      o    Payment for acquisition of undeveloped parcels of land                                        (507)              (681)
      o    Loans granted to related parties                                                                  -           (64,514)
      o    Cash acquired (from APSA and Bs. As. Trade S.A)                                              16,344                  -
      o    Sales of fixed assets and intangible assets                                                   2,119                (2)
      o    Purchase and improvements of fixed assets                                                   (4,454)           (21,489)
                                                                                            ---------------------------------------
              NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                        2,276           (86,108)
                                                                                            ---------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
      o    Proceeds from short-term and long-term debt                                                 402,353            167,618
      o    Payment of short-term and long-term debt                                                  (250,957)          (151,815)
      o    Minority shareholders contribution                                                               85                284
      o    Intercompany loans                                                                          (8,708)                  -
      o    Increase in mortgages payable                                                               (6,265)            (2,880)
      o    Payment of seller financing                                                                 (1,181)            (1,970)
                                                                                            ---------------------------------------
              NET CASH PROVIDED BY FINANCING ACTIVITIES                                                135,327             11,327
                                                                                            ---------------------------------------
              NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     185,975           (21,043)
              CASH AND CASH EQUIVALENTS AS OF BEGINNING OF YEAR                                         28,170             37,118
                                                                                            ---------------------------------------
              CASH AND CASH EQUIVALENTS AS OF END OF PERIOD                                            214,145             16,075
===================================================================================================================================

     (1) Includes cash, banks and investments with a realization term not exceeding three months. The accompanying notes are an integral part of these unaudited consolidated financial statements.

                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES


           UNAUDITED STATEMENTS OF CONSOLIDATED CASH FLOWS (CONTINUED)
                     For the six-month periods beginning on
                              July 1, 2002 and 2001
                      and ended December 31, 2002 and 2001
                              In thousands of pesos


                                                                                            December 31,       December 31,
                                                                                                2002               2001
                                                                                          (Notes 2 and 3)    (Notes 2 and 3)
                                                                                         --------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION

NON-CASH ACTIVITIES:
    o      Increase in inventory through a decrease in fixed assets                                  7,187            16,628
    o      Increase in fixed assets through a decrease in inventory                                  1,221                 -
    o      Decrease in mortgages receivable throug the trust                                             -            58,011
    o      Increase in investments through a decrease in mortgages receivable                            -            28,989
    o      Decrease in investments through an increase in mortgages receivable                       1,964                 -
    o      Increase in customer advances through a decrease in other liabilities                     2,832                 -
    o      Increase an undeveloped parcels of land through a decrease in inventory                  14,106                 -
    o      Increase in fixed asset through an increase in mortgages payable                          3,953                 -
    o      Increase in short and long term-debt though a decrease in other liabilities              35,305                 -
    o      Increase in investments through a decrease in mortgages receivable                          760                 -
    o      Increase in other receivable through a decrease in mortgages receivable                       -             7,201

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES


                     For the six-month periods beginning on
                              July 1, 2002 and 2001
                      and ended December 31, 2002 and 2001
                              In thousands of pesos



NOTE 1:  ARGENTINE ECONOMIC SITUATION

         Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government's ability to comply with its commitments has been impaired, which led it to default in the payment of external debt services at the beginning of 2002. Furthermore, it is expected that there will be presidential elections during 2003.

         To overcome the crisis the country is undergoing, as from December 2001 the government issued measures to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, as from January 2002, laws, decrees and regulations were enacted that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force until then. Among the measures adopted was the establishment of a single free exchange market system, that led to a significant devaluation of the Argentine peso during the first months of 2002; the pesification of certain assets and liabilities in foreign currency held abroad and the resulting increase in local prices.

         Impact on the Company's financial position

         As mentioned in Note 13 to the unaudited financial statements, during November 2002, the Company successfully completed the restructuring of its financial debt. Along these lines, the current cash position will enable the Company to take advantage of the opportunities available on the real estate market, as it did over the previous decade.

         The future development of the economic crisis might require the Government to modify some measures adopted or issue additional regulations. Therefore, the Company's financial statements should be considered in the light of these circumstances.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 2:  BASIS OF CONSOLIDATION - CORPORATE CONTROL

         a)       Basis of consolidation

         The consolidated financial statements have been prepared following the guidelines of Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.), pursuant to which the Balance Sheets as of December 31, 2002 and 2001 of IRSA Inversiones y Representaciones Sociedad Anonima, the Statements of Income and the Statements of Cash Flows for the six month then ended were consolidated with the financial statements of those companies in which has the necessary votes to exercise control over the corporate decisions.

         All significant intercompany balances and transactions have been eliminated in consolidation.

         The following table shows the data concerning the corporate control:

                                                                  December 31,            December 31,
                                                                       2002                    2001
                                                              ----------------------------------------------
                                                                           DIRECT OR INDIRECT % OF
                                      COMPANIES                                 VOTING SHARES
         --------------------------------------------------   ----------------------------------------------
         IRSA International Ltd (1)                                         -                  100,00
         Ritelco S.A.(1)                                               100,00                       -
         Palermo Invest S.A.                                            66,67                   66,67
         Abril S. A.                                                    83,33                   83,33
         Pereiraola S. A.                                               83,33                   83,33
         Baldovinos S. A.                                               83,33                   83,33
         Hoteles Argentinos S. A.                                       80,00                   80,00
         Buenos Aires Trade & Finance Center S.A (3)                   100,00                   50,00
         Alto Palermo S.A ("APSA") (2)                                  49,99                   49,34

         (1) In accordance with mentioned in Note 16 to the Unaudited Consolidated Financial Statements, as of December 31, 2002 the Company decided the liquidation anticipated of IRSA International Ltd.

         (2) As from the quarter ended on 30 September 2002 and as a result of the Company's acquisition of the convertible negotiable bonds (CNB) referred to in Note 21 to the consolidated financial statements, the Company is consolidating its financial statements with those of its subsidiary Alto Palermo S.A. Furthermore, during January 2003, we purchased an additional 3.4 million shares in Alto Palermo, for a total of U$S 2.3 million, taking our equity interest to 54.9%. We also purchased 2.6 million CNB, for a value of U$S 2.9 million, which, together with the 27.3 million underwritten at the time of the issue, has taken our position to 59.9% of the overall CNB issued by our subsidiary.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 2:  (Continued)

         (3) On August 16, 2002, the Company and RAGHSA S.A. agreed: i) the redistribution of the block 5M, of the Old Puerto Madero of the City of Buenos Aires, ii) the division and distribution of the charge and commitment to build on those plots of land, previously undertaken before Corporacion Antiguo Puerto Madero S.A.(CAPM), iii) the renegotiation of the other commitments and obligations also assumed before CAPM and iv) the exchange of the shares issued by ARSA, BARSA and BAT&FCSA, respectively, which own the plots of land included in block 5M. As a result of the share exchange, the Company now owns 100% of the shares in BAT&FCSA, and transferred its 50% interest in ARSA and BARSA respectively, to RAGHSA S.A.

         As a result of the consolidation of the related company Alto Palermo S.A., mentioned above, since the beginning of this fiscal year the Company has discontinued the application of the proportional consolidation method in the preparation of the income statements. Accordingly, the financial statement figures originally issued as of December 31, 2001 have been reclassified to conform them to the presentation as of December 31, 2002.

         b)       Consideration of the effects of inflation

         The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 415 of the National Securities Commission, the effects of inflation are being recognized in the financial statements. To this end, the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. has been followed.

         As a consequence of the above, the Company's financial statements are presented in constant currency of December 31, 2002, having considered that the accounting measurements restated by the change in the purchasing power of the currency until August 31, 1995 and those arising between that date and December 31, 2001 are stated in currency of the latter date.

         The above restatement was made applying the coefficients prepared based on the domestic wholesale price index.

         The Company used a conversion factor to restate the comparative financial statements in constant Argentine pesos of December 31, 2002 for comparative purposes.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 2:  (Continued)

         c.       Reclassifications

         Certain reclassifications of prior period information have been made to conform with the current period presentation.

         d.       Acquisition of related companies

         During the quarter ended December 31, 2002, the Company acquired 30.955% of the capital stock and registered, non-endorsable, convertible negotiable obligations issued by Valle de Las Lenas S.A., falling due on October 31, 2005, with a face value of US$ 3.7 million, for approximately US$ 2.4 million.

         Those shares and negotiable obligations have temporarily been valued at their acquisition cost, restated in currency values as of December 2002.

         e. Sales in jointly controlled affiliated companies incorporated abroad

                  i) Latin American Econetworks N.V (LAE) : On November 7, 2001, the Company sold its interest in LAE for a total consideration of US$ 5,250. The price was fully collected on that date. In July 2000, this company was conceived as a developer of software, technology and internet services.

                  ii) Brazil Realty S.A. Empreendimentos e Participacoes ("Brazil Realty"): As established by the agreement signed on February 28, 2002 and the First Amendment dated May 3, 2002, between Ritelco S.A, IRSA International Limited, IRSA and Creed Holding Ltd, through its subsidiary Ritelco S.A., the Company sold 100% of its participation in Brazil Realty for US$ 44,187 thousand, which had been collected in full at the date of issue of these financial statements.

NOTE 3:  SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anonima.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 3:  (Continued)


         a.       Jointly controlled affiliated companies incorporated abroad

                  The financial statements of the related companies under joint control set up abroad, used for application of the equity method of accounting to value the investment in those companies, were converted into Argentine pesos at the year-end rate of exchange based on the financial statements of those companies stated in the currency of the country of origin. The conversion method envisages the conversion of monetary assets and liabilities at the exchange rate in force at the end of each period and the non-monetary assets and liabilities and equity accounts based on amounts adjusted for inflation, if applicable, at the exchange rate in force at the end of each period. Average exchange rates were used for the conversion of financial statements that reflect the results for the periods. The net gain/loss for monetary conversion is included in the Financial results, net.

                  Since March 31, 1999, as a consequence of changes in the variables to measure fluctuations in domestic prices, and the performance of the Brazilian currency compared to the Argentine peso, IRSA International Limited has decided to value its investments in fixed assets and other intangible assets that cannot be disposed of by its subsidiary, Brazil Realty S.A. Empreendimentos e Participacoes, at their original cost in pesos, less applicable accumulated depreciation, following the calculation method laid down by Technical Resolution No. 13, which was approved by the March 1999 Resolution of the Administrative Board of the Argentine Federation of Professional Councils in Economic Sciences.

         b.       Shares and options of Banco Hipotecario S.A.

                  The shares in Banco Hipotecario S.A. held by Ritelco S.A. (a wholly-owned subsidiary) have been valued at their quotation at the end of the period, less estimated selling expenses, while options were valued at restated cost as mentioned in
                  Note 1.b) to the individual unaudited financial statements or estimated net realizable value, whichever is lower.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 3:  (Continued)

         c.       Revenue Recognition

                  The Company`s revenues mainly stem from office rental, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

                  See Note 4 for details on the Company's business segments. As discussed in Note 2.a., the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 4 of the F.A.C.P.C.E.

                  o        Leases and services from shopping center operations

                  Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the "Base Rent") and (ii) a specified percentage of the tenant's monthly gross retail sales (the "Percentage Rent") (which generally ranges between 4% and 8% of tenant's gross sales).

                  Furthermore, pursuant to the rent escalation clause in most leases, a tenant's Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 3:  (Continued)

         c.       Revenue Recognition (Continued)

         o        Leases and services from shopping center operations
                  (Continued)

         Generally, the Company's lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days' written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged "admission rights", a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

         o        Credit card operations

         Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants' transactions are processed, while financing income is recognized when earned.

         o        Hotel operations

         The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 3:  (Continued)

         c.       Revenue Recognition (Continued)

         o        International operations

         As of December 31, 2001, the Company held a 49.34% ownership interest in Brazil Realty, a company operating in Brazil, which business primarily comprised the same type of operations related to real estate conducted by the Company in Argentina. See Note 2.e.ii), the Company sold its ownership interest in Brazil of february 28, 2002.

         d.       Intangible assets, net

         Intangible assets are carriedat cost adjusted for inflation, less accumulated depreciation.

         o        Trademarks

         Trademarks include the expenses and fees related to their registration.

         o        Advertising expenses

         Advertising expenses relate to the Torres de Abasto project, the opening of Abasto Shopping and promotion costs related to Paseo Alcorta. The expenses incurred in relation to Torres de Abasto project are recognized in the statement of operations as determined under the percentage-of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

         o        Investment projects

         Investment projects represent expenses primarily related to marketing efforts incurred by the Alto Palermo S.A. for the selling of merchandise through certain means of communication. These costs are capitalized and amortized to income under the straight-line method as from the start up date of the project. These expenses are written off upon abandonment or disposal of project.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 3:  (Continued)

         d.       Intangible assets, net (Coninued)

         o        Goodwill

         Representing the excess of cost over the fair value of net identifiable assets acquired, is stated at cost adjusted for inflation at the end of the period, and is amortized on a straight-line basis over its estimated economic life, not exceeding 10 years. The goodwill included in this caption was generated by the purchase of shares in Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A.

         o        Tenants list-Patio Bullrich

         This item represents the acquired tenant list of the Patio Bullrich shopping mall and is amortized using the straight-line method over a five-year period.

         e.       Issuance of new technical pronouncements

         In accordance with mentioned in Note 1.c) to the individual unaudited financial statements, the main amendments to the new Technical Pronouncements, which would mean significant adjustments being made to the Company's financial statements, are related to the recognition of income tax according to the deferred tax method and of the interest rate swap contract at the subsidiary Alto Palermo S.A.


NOTA 4:  SEGMENT INFORMATION

         The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, International and Others. As discussed in Note 2.a., the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 4 of the F.A.C.P.C.E.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTA 4:  (Continued)

         A general description of each segment follows:


         o        Development and sale of properties

         This segment includes the operating results of the Company's construction and ultimate sale of residential buildings business.


         o        Office and other non-shopping center rental properties

         This segment includes the operating results of the Company's lease and service revenues of office space and other non-retail building properties from tenants.


         o        Shopping centers

         This segment includes the operating results of the Company's shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.


         o        Hotel operations

         This segment includes the operating results of the Company's hotels principally comprised of room, catering and restaurant revenues.


         o        International

         This segment includes the results of operations:
         -Brazil: for the period ended December 31, 2001. As mentioned in Note 2.e.ii), the Company sold its ownership interest in Brazil in February 2002

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)



NOTE 4:  (Continued)


         o        Others

         This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the results in equity investees of the Company relating to Internet, telecommunications and other technology-related activities of the Company.

The Company measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 2 to the unaudited financial statements and in Note 3 to the consolidated unaudited financial statements.

The following information provides the operating results from each business unit:

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 4:  (Continued)

As of December 31, 2002:

                                                     ----------------------------------------------------------------------------
                                                         Sales and    Office and
                                                       developments   Others (a)    International  Shopping centers  Hotels
---------------------------------------------------------------------------------------------------------------------------------
Income                                                       21,465         9,580              -          52,732        16,904
Costs                                                      (24,901)       (4,369)              -        (34,312)       (9,249)
Gross income                                                (3,436)         5,211              -          18,420         7,655
Administrative expenses                                     (2,975)       (1,370)              -         (8,786)       (4,662)
Selling expenses                                            (1,409)           (2)              -         (5,372)       (1,531)
Loss on purchasers rescissions of sales contracts                 -             -              -               -             -
Results  from  operations  and holding of real estate
assets                                                        (775)             -              -               -             -
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                            (8,595)         3,839              -           4,262         1,462
---------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization (b)                             1,550         3,055              -          29,638         2,426
---------------------------------------------------------------------------------------------------------------------------------

                                                     ------------------------------------
                                                         Financial and
                                                        other operations        Total
-----------------------------------------------------------------------------------------
Income                                                               -           100,681
Costs                                                                -          (72,831)
Gross income                                                         -            27,850
Administrative expenses                                              -          (17,793)
Selling expenses                                                     -           (8,314)
Loss on purchasers rescissions of sales contracts                    -                 -
Results  from  operations  and holding of real estate
assets                                                               -             (775)
-----------------------------------------------------------------------------------------
OPERATING INCOME                                                     -               968
-----------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------
Depreciation and amortization (b)                                    -            36,669
-----------------------------------------------------------------------------------------

(a)        Includes offices, commercial and residential premises.
(b)        Included in operating income/loss.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 4:  (Continued)

As of December 31, 2001

                                                           -------------------------------------------------------------------------
                                                               Sales and    Office and
                                                              developments  Others (a)   International  Shopping centers  Hotels
                                                           -------------------------------------------------------------------------
Income                                                              23,346       26,796             -               -         21,389
Costs                                                             (11,113)      (6,464)             -               -       (16,117)
Gross income                                                        12,233       20,332             -               -          5,272
Administrative expenses                                            (6,565)      (3,097)         (471)           (450)        (6,224)
Selling expenses                                                   (2,474)         (70)             -               -        (1,971)
Loss on purchasers rescissions of sales contracts                        -            -             -               -              -
Results from operations and holding of real estate assets          (4,754)            -           191               -              -
------------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                   (1,560)       17,165         (280)           (450)        (2,923)
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization (b)                                      629        3,908             -               -          4,006
------------------------------------------------------------------------------------------------------------------------------------

                                                           ------------------------------------
                                                               Financial and
                                                              other operations        Total
                                                           ------------------------------------
Income                                                                     -            71,531
Costs                                                                      -          (33,694)
Gross income                                                               -            37,837
Administrative expenses                                                    -          (16,807)
Selling expenses                                                           -           (4,515)
Loss on purchasers rescissions of sales contracts                          -                 -
Results from operations and holding of real estate assets                  -           (4,563)
-----------------------------------------------------------------------------------------------
OPERATING INCOME                                                           -            11,952
-----------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------
Depreciation and amortization (b)                                          -             8,543
-----------------------------------------------------------------------------------------------

(a)        Includes offices, commercial and residential premises.
(b)        Included in operating income/loss.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 5:  OTHER RECEIVABLES

         The breakdown for this item is as follows:

                                                              December 31,               December 31,
                                                                  2002                       2001
                                                     -------------------------------------------------------
                                                                         Non-                      Non-
                                                         Current       Current       Current      Current
                                                     -------------------------------------------------------
         Asset tax and prepayments                            2,331        38,823        5,841       33,578
         Value Added Tax (VAT)                                1,647         1,814        2,300        2,706
         C.N. Hacoaj Project                                      -             -        1,294            -
         Related parties                                        247           136       62,480          353
         Services to be billed                                  130             -          111            -
         Guarantee deposits                                   2,142           545            -           83
         Personnel loans and prepayments                      2,621             -            -            -
         Suppliers advances                                     572             -          657            -
         Interest rate swap receivable                          189         4,674            -            -
         Gross sales tax                                        351           253            -            -
         Debtors under legal proceedings                         44             -            -            -
         Sundry debtors                                       1,160             -        2,298            -
         Operation pending settlement                           244             -       10,031            -
         Income tax prepayments and withholdings                523            31          694            -
         Country club debtors                                   338             -        1,909            -
         Tax on debits and credits                                2             -          358            -
         Trust accounts receivable                                -           433        5,704            -
         Credit Fiscal Certificates                           2,141             -            -            -
         Other                                                1,384             -        3,859            -
                                                     -------------------------------------------------------
                                                             16,046        46,709       97,536       36,720
                                                     =======================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 6:  INVENTORY

         The breakdown for this item is as follows:

                                                                          December 31, 2002
                                                              -----------------------------------------
                                                                                           Non-
                                                                     Current             Current
                                                              -----------------------------------------
                 Constitucion 1111                                            -                   -
                 Dique IV                                                     -                   -
                 Minetti "D"                                                  -                 218
                 Figueroa Alcorta
                 Madero 1020                                              1,620                   -
                 Caballito plots of land                                      -                   -
                 Pilar                                                        -                   -
                 Rivadavia 2243                                               -                   -
                 Rivadavia 2768                                               -                 153
                 Sarmiento 517                                                -                 352
                 Torres Jardin                                              185                 362
                 V.Celina                                                     -                  54
                 Abril/Baldovinos                                         7.389               8,094
                 Alto Palermo Park                                        4,171                   -
                 Alto Palermo Plaza                                       1,247                   -
                 Benavidez                                                    -                   -
                 Torres de Abasto                                           607                   -
                 Resale merchandise                                           7                   -
                 Other properties                                           743                  67
                 Other                                                      339                   -
                                                              -----------------------------------------
                                                                         16,308               9,300
                                                              =========================================

                                                                          December 31, 2001
                                                              -----------------------------------------
                                                                                           Non-
                                                                     Current             Current
                                                              -----------------------------------------
                 Constitucion 1111                                        2,599                   -
                 Dique IV                                                     -               6,112
                 Minetti "D"                                                216                 362
                 Madero 1020                                                  -                   -
                 Caballito plots of land                                      -              19,755
                 Pilar                                                        -               3,382
                 Rivadavia 2243                                               -                   -
                 Rivadavia 2768                                           3,352                   -
                 Sarmiento 517                                                -                   -
                 Torres Jardin                                              166                 515
                 V.Celina                                                   838                 345
                 Abril/Baldovinos                                            65                   -
                 Alto Palermo Park                                       18,873              14,513
                 Alto Palermo Plaza                                      12,955                   -
                 Benavidez                                                    2                   -
                 Torres de Abasto                                             -              14,105
                 Resale merchandise                                           -                   -
                 Other properties                                           184                 423
                 Other                                                      425                   -
                                                              -----------------------------------------
                                                                         39,675              59,512
                                                              =========================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 7:  INVESTMENTS

         The breakdown for this item is as follows:

                                                                  December 31,          December 31,
                                                                       2002                 2001
                                                                -----------------------------------------
         CURRENT
         Cedro                                                                  127                   -
         Lebacs                                                                  20                   -
         Bocanova                                                               202                   -
         Boden                                                                1,080                   -
         Bocon Pro 1                                                              -               2,145
         Telecom Argentina                                                        -               2,110
         Banco Hipotecario S.A.                                              13,678              13,841
         Time deposits and money markets                                     92,651               4,218
         Mutual funds                                                       113,348              24,948
         Patriotic Bond                                                           -               2,182
         Tarshop Trust                                                        6,041                   -
                                                                -----------------------------------------
                                                                            227,147              49,444
                                                                =========================================

         NON-CURRENT
         Alto Palermo S.A.                                                        -             342,177
         Brazil Realty S.A                                                        -             153,155
         Llao - Llao Resorts S.A.                                            12,805               5,700
         Alto Invest S.A.                                                       197                   -
         Banco de Credito y Securitizacion S.A.                               6,956               6,957
         IRSA Telecomunicaciones N.V.                                             -               3,046
         Valle de las Lenas S.A                                               8,391                   -
         Perez Cuesta S.A.C.I.                                               13,202                   -
         E-Commerce Latina S.A                                                4,695                   -
         Banco Hipotecario S.A.                                               4,174              18,157
         IRSA I Trust Exchangeable Certificate Class B                        1,188               2,224
         IRSA I Trust Exchangeable Certificate Class C                        1,912               3,561
         IRSA I Trust Exchangeable Certificate Class D                        5,796              21,238
         IRSA I Trust Exchangeable Certificate Class A                          558                   -
         Tarshop Trust                                                        2,825                   -
         Art work                                                                37                  37
         Other investments                                                        -                  13
                                                                -----------------------------------------
                                                                             62,736             556,265
                                                                -----------------------------------------

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 7:    (Continued)

                                                                  December 31,          December 31,
                                                                       2002                 2001
         Undeveloped parcels of land:
              Constitucion 1111                                          1,869                   -
              Dique IV                                                   6,115                   -
              Caballito plots of land                                   13,516                   -
              Padilla 902                                                  244                   -
              Pilar                                                      3,382                   -
              Torres Jardin IV                                           2,215               3,009
              Puerto Retiro                                             45,899              46,186
              Benavidez                                                 14,106                   -
              Santa Maria del Plata                                    115,133             123,415
              Pereiraola                                                21,711              21,642
              Bs. As. Trade and Finance Center S.A                      25,781               3,365
              Buenos Aires Realty S.A.                                       -               3,974
              Argentine Realty S.A.                                          -               4,112
              Air space Supermercado Coto                                8,976                   -
              Caballito                                                 24,621                   -
              Rosario                                                   55,776                   -
              Neuquen                                                    8,458                   -
              Alcorta Plaza                                             15,727                   -
              Other parcels of undeveloped land                          3,072               3,072
                                                                ------------------------------------
                                                                       366,601             208,775
                                                                ------------------------------------
                                                                       429,337             765,040
                                                                ====================================


NOTE 8:  FIXED ASSETS

         The breakdown for this item is as follows:

                                                                    December 31,         December 31,
                                                                        2002                 2001
                                                                --------------------------------------
         HOTELS
         Hotel Intercontinental                                          58,297               68,066
         Hotel Libertador                                                40,956               42,645
         Hotel Piscis                                                     5,139                    -
                                                                --------------------------------------
                                                                        104,392              110,711
                                                                --------------------------------------

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 8:  (Continued)

                                                                    December 31,         December 31,
                                                                        2002                 2001
                                                                --------------------------------------
         OFFICE BUILDINGS
         Avda. de Mayo 595                                                4,126                6,252
         Avda. Madero 942                                                 2,277                5,748
         Edificios costeros (Dique II)                                   23,488               26,744
         Laminar Plaza                                                   28,042               32,230
         Libertador 498                                                  34,992               53,261
         Libertador 602                                                   2,489                3,157
         Madero 1020                                                      7,625               20,414
         Maipu 1300                                                      40,831               47,181
         Puerto Madero Dock 5                                                 -                2,374
         Reconquista 823                                                 17,480               21,326
         Rivadavia 2768                                                       -                  333
         Sarmiento 517                                                      253                  347
         Suipacha 652                                                     9,968               14,389
         Alto Palermo Plaza                                               1,868                4,430
         Intercontinental Plaza                                          63,938               71,549
         Costeros Dique IV                                               17,551               23,010
                                                                --------------------------------------
                                                                        254,928              332,745
                                                                --------------------------------------
         COMMERCIAL REAL ESTATE
         Alsina 934                                                       1,488                1,519
         Constitucion 1111                                                  403                6,016
                                                                --------------------------------------
                                                                          1,891                7,535
                                                                --------------------------------------
         OTHER FIXED ASSETS
         Alto Palermo Park                                                  793                3,027
         Thames                                                           3,849                4,626
         Other                                                            6,012                5,818
                                                                --------------------------------------
                                                                         10,654               13,471
                                                                --------------------------------------

         SHOPPING CENTER
         Alto Avellaneda                                                 95,064                    -
         Alto Palermo                                                   254,874                    -
         Paseo Alcorta                                                   74,039                    -
         Abasto                                                         219,742                    -
         Patio Bullrich                                                 130,085                    -
         Buenos Aires Design                                             23,115                    -
         Nuevo Noa                                                       21,343                    -
         Other properties                                                11,294                    -
         Other                                                           14,364                    -
                                                                --------------------------------------
                                                                        843,920                    -
                                                                --------------------------------------
                                                                      1,215,785              464,462
                                                                ======================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 9:  SHORT AND LONG TERM DEBT

         The breakdown for this item is as follows:

                                                                            December 31,                   December 31,
                                                                                2002                           2001
                                                                    -------------------------------- ----------------------------
                                                                                       Non-                           Non-
                                                                       Current       Current          Current        Current
                                                                    -------------------------------- ----------------------------
        Convertible bond APSA 2006 (1)                                          -        76,415                -              -
        Accrued interest- Convertible bond APSA 2006 (1)                    3,404             -                -              -
        Negotiable obligations APSA (2)                                     8,051        99,662                -              -
        Accrued interest- Negotiable obligations APSA (2)                   2,275             -                -              -
        Bank debts (3)                                                     44,476       171,870          279,972         27,204
        Accrued interest - bank loans (3)                                     778             -            1,905              -
        Bond 100 M. (4)                                                         -       337,000                -              -
        Interest-Bond 100 M. (4)                                            3,520             -                -              -
        Negotiable obligations  2009 - principal amount (4)                     -       125,970           94,921              -
        Negotiable obligations  2009 - accrued interest (4)                   479             -              480              -
        Other                                                                  52             -           53,835              -
                                                                    -------------------------------- ----------------------------
                                                                           63,035       810,917          431,113         27,204
                                                                    ================================ ============================

         (1) Corresponds to the Negotiable Bonds Convertible to stock (CNB) issued by APSA for a value of U$S 50,000 million, as detailed in Note 21 to the consolidated financial statements, net of the CNB underwritten by the Company for $ 92,085 thousand.

         (2)      Includes:

                  (a) $ 50,330 thousand in unsecured general liabilities belonging to APSA, originally issued for a total value of V$N 85,000,000, which mature on 7 April 2005, on which date the principal will be amortized in full. At 31 December 2002, APSA recorded certain time lags in the relationships of the financial covenants required under the Trust Fund Agreement. As a result of this situation, APSA and its subsidiaries are subject to restrictions for taking out additional loans.

                  (b) $ 18.737 thousand corresponding to secured general liabilities of APSA originally issued for a value of U$S 40.000 thousand, and which mature on 13 January 2005, on which date the full amount of the principal will be amortized. The current negotiable bonds are secured by the fiduciary assignment in the interest of the holders of the total share capital in Shopping Alto Palermo S.A. At 31 December 2002, owing to the prevailing economic difficulties, the Company recorded certain time lags in the relationships of the financial covenants required under the Trust Fund Agreement signed in connection with the issue of the negotiable bonds. After the financial closing date, APSA summoned an Extraordinary Meeting of Bondholders to be held on 10 February 2003, which resolved to exempt the Company owing to the failure to meet commitments during the semester running from 1 July 2002 to 31 December 2002.

                  (c) $ 38.646 thousand corresponding to secured general liabilities in Shopping Alto Palermo S.A. (SAPSA). The terms of the liabilities require SAPSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans. At 31 December 2002, as a result of the prevailing economic recession, SAPSA recorded certain time lags in the relationships of the financial covenants required by the Trust Fund Agreement signed in connection with the issue of negotiable bonds. After the financial closing date, the Extraordinary Meeting of bondholders held on 10 February 2003 granted an exemption owing to failure to comply with commitments during the semester running from 1 July 2002 to 31 December 2002.

         (3)      Includes mainly:

                  (a) U$S 51,000 thousand corresponding to an unsecured loan falling due in the year 2009, as detailed in
                           Note 6 to the unaudited financial statements.

                  (b) $ 39,095 thousand current, corresponding to a loan secured with real estate assets belonging to Hoteles Argentinos S.A., as detailed in Note 14 to the unaudited consolidated financial statements.

                  (c) $ 5.381 thousand corresponding to other current bank loans.

         (4) Corresponding to the issue of Convertible Negotiable Bonds of the Company for a total value of U$S 100 million as set forth in Note 6 to the unaudited financial statements. Corresponding to the issue of Negotiable Bonds secured with certain Company assets maturing in the year 2009, as detailed in Note 6 and 12
                  c. a to the unaudited financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 10: OTHER LIABILITIES

         The breakdown for this item is as follows:

                                                                      December 31, 2002                 December 31, 2001
                                                            ------------------------------------ --------------------------------
                                                                 Current         Non-current        Current       Non-current
                                                            ------------------------------------ --------------------------------
         Seller financing                                               6,391                -            1,637           1,582
         Dividends payable                                              3,005                -                -               -
         Intercompany                                                     300                -           14,336               -
         Guarantee deposits                                               806              703            1,700           3,574
         Provision for discounts                                           15                -               72               -
         Provision for lawsuits and contingencies                         639            4,378              301             364
         Fees payable                                                       -                -               17               -
         Rebilled condominium expenses                                    366                -                -               -
         Directors' deposits                                                -                8                -              17
         Fund administration                                              299              491                -             924
         Operation pending settlement                                     133                -            8,737               -
         Other provisions                                                 240                -              980               -
         Collections on behalf of third parties                            48                -              183               -
         Pending settlements for sales of plots                           347                -            2,446               -
         Profits not yet realized                                         211            1,001                -               -
         Other                                                          1,577               48            2,342               -
                                                            ------------------------------------ --------------------------------
                                                                       14,377            6,629           32,751           6,461
                                                            ==================================== ================================

NOTE 11: RESULTS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS

         The breakdown for this item is as follows:

                                                                                          December 31,          December 31,
                                                                                               2002                 2001
                                                                                      --------------------- ------------------
         Results from transactions related to shares of real estate companies                     (775)                  192
         Results from holding of real estate assets                                                   -              (4.755)
                                                                                      --------------------- ------------------
                                                                                   (1)            (775)              (4.563)
                                                                                      ===================== ==================

         (1) This item includes losses from the quotation of shares in real estate companies, premiums on issuance of shares earned and losses from the impairment of real estate assets.


NOTE 12: FINANCIAL RESULTS, NET

         The breakdown for this item is as follows:

                                                                                          December 31,      December 31,
                                                                                              2002               2001
                                                                                       ------------------ -------------------
         FINANCIAL RESULTS GENERATED BY ASSETS:
         Interest income                                                                           8,454               205
         Gain/(loss) on financial operations                                                       2,395          (71,160)
         Exchange loss                                                                          (22,271)             (443)
         (Loss)/gain on exposure to inflation                                                   (37,217)             7,808
                                                                                       ------------------ -------------------
                                                                                                (48,639)          (63,590)
                                                                                       ------------------ -------------------

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 12: (Continued)

                                                                                                 December 31,      December 31,
                                                                                                     2002               2001
                                                                                              ------------------ -------------------
         FINANCIAL RESULTS GENERATED BY LIABILITIES:
         Discounts                                                                                       25,962                  -
         Exchange gain/(loss)                                                                           157,719                (9)
         Gain on exposure to inflation                                                                   33,377                  -
         Financial expenses                                                                            (20,743)           (32,424)
                                                                                              ------------------ -------------------
                                                                                                        196,315           (32,433)
                                                                                              ------------------ -------------------
         FINANCIAL RESULTS, NET                                                                         147,676           (96,023)
                                                                                              ================== ===================


NOTE 13: OTHER INCOME AND EXPENSES; NET
                                                                                                 December 31,      December 31,
                                                                                                     2002               2001
                                                                                              ------------------ -------------------
         OTHER INCOME:
         Gain on early redemption of debt                                                                11,771                 -
         Gain from the sale of fixed assets                                                               2,119                 -
         Other                                                                                              564               635
                                                                                              ------------------ -------------------
                                                                                                         14,454                635
                                                                                              ------------------ -------------------

         OTHER EXPENSES:
         Unrecoverable VAT                                                                                (425)              (980)
         Donations                                                                                        (119)              (297)
         Gain/ (loss) from the sale of fixed assets                                                           -                (2)
         Contingencies for lawsuits                                                                     (2,084)                  -
         Debit and credit tax                                                                             (712)            (1,054)
         Other                                                                                            (349)            (1,219)
                                                                                              ------------------ -------------------
                                                                                                        (3,689)            (3,552)
                                                                                              ================== ===================
         OTHER INCOME AND EXPENSES, NET                                                                  10,765            (2,917)
                                                                                              ================== ===================

NOTE 14: RESTRICTED ASSETS

         Puerto Retiro S.A.: extension of the bankruptcy

         On April 18, 2000, Puerto Retiro S.A. was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Darsena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property purchased from Tandanor S.A. ("Tandanor").

         Indarsa had purchased 90% of the capital stock of Tandanor, a formerly state owned company privatized in 1991, engaged in the shipyard industry.

         In June 1993, Tandanor sold the plot of land near Puerto Madero denominated "Planta 1" to Puerto Retiro S.A.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)



NOTE 14: (Continued)

         Indarsa did not comply with the payment of the outstanding price for the purchase of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa were the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor. The lawsuit is at its first stages. Puerto Retiro S.A. answered the claim and appealed the preventive measures ordered. This appeal was overruled on December 14, 2000.

         Puerto Retiro S.A. believes, pursuant to the advice of its legal advisors, that the plaintiff's claim shall be rejected by the courts.

         Hoteles Argentinos S.A.: mortgage loan

         The Extraordinary Shareholders' Meeting of Hoteles Argentinos S.A. held on January 5, 2001, approved taking a long-term mortgage loan from Bank Boston N.A. Buenos Aires for a total of US$ 12,000,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300,000 and one final payment of US$ 6,300,000. The agreement was signed on January 26, 2001.

         Interest is paid quarterly in arrears at an annual interest rate equivalent to LIBOR for nine-month loans plus the applicable mark-up per the contract, which consists in a variable interest rate applicable during the interest bearing periods, which ranges from 6.56% to 8.46% per year.

         The guarantee granted was a senior mortgage on a Company property, which houses the Hotel Sheraton Libertador Buenos Aires.

         At the date of issue of these financial statements, as a result of the current economic situation, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 thousand falling due on Juanuary 26, April 29, July 29, October 26, 2002 and January 26 2003, respectivelly and the interest installment amounting to US$ 315 thousand falling due on July 29, October 26, 2002 and January 26, 2003 were not paid. Although Hoteles Argentinos' Management is renegotiating the debt with its creditors, as failure to pay the installments when due entitles the bank to require acceleration of principal and interest maturities, the loan has been classified and is shown under current financial loans in these financial statements.

         Alto Palermo S.A.- Restricted assets.

         a) As of December 31, 2002, APSA records funds for $ 108 thousand in other current receivables, which have been restricted by the Federal Court of First Instance dealing with Labor Matters No. 40 - Single Clerk's Office, in relation to the case entitled "Del Valle Soria, Delicia v. New Shopping S.A.", dismissal without legal justification.

         b) As of December 31, 2002, the Company records $ 14.5 million for shares in Emprendimiento Recoleta S.A. on which a pledge has been set up.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 14: (Continued)

         c)       As of December 31, 2002, the Company records a balance of $
                  4.7 million in non-current financial debts, corresponding to derivative financial instruments used as collateral for operations.

         d) As of December 31, 2002, Shopping Neuquen S.A. includes $ 52 thousand in financial loans, corresponding to a mortgage set up on acquired land for $ 3,289 thousand.

         e) On January 18, 2001, Shopping Alto Palermo S.A. issued negotiable obligations secured by all the shares representing its corporate capital transferred in trust in favor of their holders.

         f) On December 19, 2001 a "Guarantee Trust" agreement was entered into by and between Tarshop S.A., as Trustor, and HSBC Participaciones (Argentina) S.A., as Trustee, to secure compliance by Tarshop S.A with its obligations with the beneficiary, HSBC Bank Argentina S.A.. Those obligations include a loan for $ 1.5 million requested by Tarshop S.A. on November 9, 2000. The trust assets include receivables in favor of Tarshop S.A. for coupons issued for amounts charged to certain users of the Shopping card (Tarjeta Shopping) issued by Tarshop S.A..

         Buenos Aires Trade & Finance Center S.A.

         On October 18, 1999, the Company set up a first mortgage in favor of Corporacion Antiguo Puerto Madero Sociedad Anonima as collateral for the balance of the price of U$S 6,428,943,90 (principal and interest) for the acquisition of the Plot of Land 1 of Block 5 M of Dock 3 of Puerto Madero, in the City of Buenos Aires, which will fall due on December 9, 2002. The debt balance amounts to $5,823 thousand (principal, VAT and interest), and has been disclosed net of VAT and interest not yet accrued for $ 125 thousand under Mortgages payable. At the financial closing date the full amount of the debt was settled (principal, VAT and interest), and at the date of issue of these financial statements the registration of the cancellation of the mortgage is in process


NOTE 15: TARSHOP CREDIT CARD RECEIVABLE SECURITIZACION

         Alto Palermo S.A. has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to a master trust (the "Trust") that issues certificates to public and private investors.

         To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the APSA balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the APSA balance sheet as a retained interest in transferred credit card receivables. Under these programs, APSA acts as the servicer on the accounts and receives a fee for its services.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 15: (Continued)

         Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust - Titulos de Deuda Fiduciaria ("TDF") and Certificados de Participacion ("CP"), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

         Alto Palermo S.A. entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 83.1 million of its customer credit card receivable. Under the securitization programs, the Trusts issued Ps. 12.4 million nominal value subordinated CPs, Ps. 23.8 million 12% fixed-rate interest TDFs and Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 6.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.2 million.


NOTE 16: REDUCTION OF CAPITAL STOCK OF IRSA INTERNATIONAL LIMITED AND
         RITELCO S.A.

         On December 22, 2000, the shareholders of IRSA International Limited decided to redeem shares and retained earnings in that company for US$ 59,260. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 58,727. These reductions are pending of approval from the respective control authorities.

         On March 7, 2001, the shareholders of IRSA International Limited decided to redeem shares for US$ 4,370. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 4,560. Both decisions are pending of approval from the respective control authorities.

         During the period ended December 31, 2001, the shareholders of IRSA International Limited decided to redeem shares and retained earnings for US$ 12,464. The decision is pending of approval from the respective control authorities.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 16: (Continued)

         On June 30, 2002 the shareholders of IRSA International Limited approved the liquidation of the Company, which is pending approval by the control authorities. On that date, the shareholders of Ritelco S.A. decided to make a reduction in capital stock and unappropriated retained earnings amounting to US$ 46,879 thousand. That reduction has not yet been submitted to the approval of the corresponding control authorities.



NOTE 17: IRSA INTERNATIONAL LIMITED INVESTMENT'S IN IRSA TELECOMUNICACIONES N.V.


         In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to Internet service providers, and Alternativa Gratis S.A., an Internet service provider (referred to herein as the "Companies"). At that date, the Companies were development stage companies with no significant operations.

         Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the abovementioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) the Company formed IRSA Telecomunicaciones N.V. ("ITNV"), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the "Reorganization") and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV.

         In September and December 2000, the Company had made additional contributions to ITNV for US$ 3 million, generating an increase in its participation in the capital stock at that date of 62%.

         As a result of the Reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the Reorganization, the Company held a 49.36% interest in ITNV.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 17: (Continued)

         On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC ("QIP") and SFM Domestic Investment LLC ("SFM" and together with QIP referred to herein as the "Investors") (the "Shareholders Agreement"), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders' outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.


NOTE 18: SETTING UP OF A FINANCIAL TRUST FOR THE SECURITIZATION OF RECEIVABLES OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

         The Board of Directors of IRSA, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24.441, was approved by the National Securities Commission by means of Resolution No. 13.040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

         On December 17, 2001, IRSA, Inversora Bolivar S.A. and Baldovinos S.A., parties of the first part (hereinafter the "Trustors") and Banco Sudameris Argentina S.A., party of the second part (hereinafter the "Trustee"), have agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

         Under the above program, the trustors have sold their personal and real estate credits, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount US$ 26,585,774 to the Trustee, in exchange for cash and the issuance by the Trustee of Participation Certificates for the same nominal value and in accordance with the following classes:

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 18: (Continued)

         o Class A Participation Certificates ("CPA"): Nominal value of US$ 13,300,000, with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class' principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

         o Class B Participation Certificates ("CPB"): Nominal value of US$ 1,000,000, with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class' principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

         o Class C Participation Certificates ("CPC"): Nominal value of US$ 1,600,000, with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class' principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

         o Class D Participation Certificates ("CPD"): Nominal Value of US$ 10,685,774. These grant the right to collect monthly the sums arising from the Cash Flow, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

         The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

         Pursuant to Decree No. 214/02, assets and debts in U.S. dollars or other foreign currencies in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency and was adjusted by a reference stabilization index (CER).

         At December 31, 2002, the Exchangeable Class A , B , C and D Participation Certificates amounted to thousand $ 7,879 in IRSA, thousand $ 1,255 in Inversora Bolivar S.A., and thousand $ 323 in Baldovinos S.A.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 19: CAPITAL REDUCTION IN PALERMO INVEST S.A. AND INVERSORA BOLIVAR S.A.

         On November 9, 2001, IRSA Inversiones y Representaciones S.A. ("the Company") and GSEM/AP Holdings L.P. ("GSEM") entered into a first amendment to the Shareholders' Agreement entered into on February 25, 1998, which was followed by a second amendment dated November 27, which established, among other issues, the following:

         a)       The capital reduction of Palermo Invest S.A. by thousand $
                  37,169.

         b) The unanimous approval of Palermo Invest S.A.'s shareholders of a cash dividend for a total amount in pesos equivalent to thousand US$ 19,702, provided this amount does not exceed, on the payment dates, the amount legally distributable. As stated in Decree No. 214/02, the dollar rate of exchange mentioned above has been left without effect

         c) The assignment by the Company in favor of GSEM of rights proportional to the dividends mentioned in b) (called "IRSA Dividend Right"), in such a way that GSEM will have the right to collect all the dividends that may be approved (called "GSEM Dividend Right"), with the scope defined in point g).

         d) The Company's obligation to pay a total amount of thousand US$ 13,135 to GSEM (called "GSEM Credit"), to be settled in two equal installments for a total amount of US$ 6,567 each, plus interest accrued at the time of payment, the first installment falling due on January 31, 2002 and the second on April 30, 2002.

         e) The entering into a Share Trust Agreement pursuant to which the Company has assigned in trust, under the terms of Law No. 24,441, in favor of the Trustee (ABN AMRO BANK N.V.), all the shares it owns in Palermo Invest S.A.. Under no circumstances, may the Trustee transfer, pledge or otherwise assign IRSA's shares either wholly or partially to any Person, and it must at all times exercise the voting rights granted by the shares as indicated by IRSA. Under the trust provisions, GSEM is not empowered, at any time, to request the trustee to extinguish the right to redeem IRSA's shares. Upon the Company's total fulfillment of its obligations to GSEM, the trustee must return the shares to IRSA under the terms and conditions of the trust agreed with the Trustee.

         f) GSEM is empowered to collect all the distributions that Palermo Invest S.A. may resolve, provided the Company has not settled all the obligations generated in favor of GSEM, as provided in point d) above.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

NOTE 19: (Continued)

         g) Finally, the Company and GSEM/AP Holdings L.P. acknowledge that: i) all the amounts received in cash by GSEM from Palermo Invest S.A. on account of IRSA Dividend Right, must be considered as a reduction in the amount owed by IRSA under the GSEM Credit, and ii) all the amounts received in cash by GSEM on account of the GSEM Credit will oblige GSEM to return to IRSA the equivalent portion of IRSA Dividend Right, but if IRSA pays the total amount plus all accrued interest and reasonable costs to GSEM, IRSA may then recover its rights regarding the IRSA Dividend Right.

         At 31 December 2002, the Company has settled all the installments referred to in item d) amounting to a total of $ 39,208 thousand, recording a net gain of $ 25,962 thousand as a result of a remission by GSEM. Along these lines, at the date of issue of these financial statements, the aspects referred to in items c), e), f) and g) are null and void.

NOTE 20: DERIVATIVE INSTRUMENTS

         The Company uses various financial derivatives, mainly term exchange purchase-sale contracts, to hedge its net investment in foreign operations and as a complement to reduce its global financial costs.

         The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults.

         (i)      Foreign currency forward-exchange contracts

         The Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contract. The market value of the foreign currency forward contracts has not been recognized in the accompanying financial statements. As of December 31, 2002 and 2001, the Company did not have any foreign currency forward contracts in force.

         (ii)     Interest rate swap

         In order to minimize its financing costs and to manage interest rate exposure, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 20: (Continued)

         As of March 31, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. Any differential to be paid or received under this agreement is accrued and is recognized as an adjustment to interest expense in the statement of operations. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the swap agreement is not recognized in the consolidated financial statements. During the period ended December 31, 2002 and 2001, the Company recognized a gain of Ps. 2.42 million and a loss of Ps. 0.53 million, respectively.

NOTE 21: ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE FOR
         SHARES

         On August 20, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations convertible for ordinary, book-entry shares, par value of $
         0.10 each, for up to US$ 50,000,000.

         After the end of the period granted to exercise the accretion right, the Negotiable Obligations convertible for Shares for US$ 50,000,000 were fully subscribed and paid-up.

         This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

         The main issue terms and conditions of the convertible Negotiable Obligations are as follows:

              -   Issue currency: US dollars.
              -   Due date: July 19, 2006.
              - Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.
              -   Payment currency: US dollars or its equivalent in pesos.
              - Conversion right: the negotiable obligations shall be convertible for ordinary book-entry shares with a par value of
                  0.10 each and at a price of US$ 0.0324 per share, at the option of each holder.
              - Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
        NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 21: (Continued)


         The Convertible Negotiable Obligations were paid in cash or by using liabilities due from APSA on the subscription date. In this connection, the Company has subscribed Negotiable Obligations Convertible for Shares representing 60.77% of the capital stock, for a total amount of US$ 31.0 million, by using loans existing at that date, intercompany balances and cash contributions.



NOTE 22: ALTO PALERMO - COMMITMENT TO MAKE CONTRIBUTIONS AND OPTIONS GRANTED TO ACQUIRE SHARES IN RELATED COMPANIES


         Alto Palermo S.A. and Telefonica de Argentina S.A. have undertaken to make capital contributions in E-Commerce Latina S.A. for $ 10 million, payable during April 2001, according to their respective shareholdings, and, if approved by the Board of Directors of E-Commerce Latina S.A., to make an optional capital contribution for up $12 million for the development of new lines of business. Telefonica de Argentina S.A. would contribute 75% of that amount.

         On April 30, 2001, Alto Palermo S.A. and Telefonica de Argentina S.A. made a contribution of $ 10 million, according to their respective shareholdings.

         In addition, E-Commerce Latina S.A. has granted an irrevocable option to acquire Class B shares representing 15% of the corporate capital of Altocity.com S.A. in favor of Consultores Internet Managers Ltd., a company organized in the Cayman Islands, in order to act as representative of the Management of Altocity.com S.A. and represented by an independent lawyer. That option may be exercised during a term of 8 years as from February 26, 2000, at a price equivalent to current and future contributions to be made in Altocity.com S.A., plus interest to be accrued at a rate of 14% and to be capitalized annually.

Name of the Company:                IRSA Inversiones y Representaciones S.A.

Corporate domicile:                 Bolivar 108 1o Floor -  Federal Capital

Principal activity:                 Real estate investment and development


            Unaudited Financial Statements for the six-month periods
                          ended as of December 31, 2002
                     compared with the same previous period
                          Stated in thousands of pesos
                 Fiscal period No. 60 beginning July 1o, 2002

            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:                                June 25, 1943

Of last amendment:                             July 2, 1999


Registration number with the
Superintendence of Corporations:               4,337


Duration of the Company:                       Until April 5,  2043

Information related to subsidiary companies is shown in Schedule C.

========================================================================================================================
                          CAPITAL COMPOSITION (NOTE 11)
------------------------------------------------------------------------------------------------------------------------
                                                                                        In thousands of pesos
------------------------------------------------------------------------------------------------------------------------

                                                          Authorized for Public
                                                                  Offer of
                          Type of stock                            Shares           Subscribed            Paid up
------------------------------------------------------------------------------------------------------------------------
Common stock,1 vote each                                        211,999,273           212,000             212,000

========================================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


            UNAUDITED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001


                              In thousands of pesos

================================================================================================
                                                             December 31,       December 31,
                                                                 2002               2001
                                                           (Notes 1 and 2)    (Notes 1 and 2)
                                                          --------------------------------------
ASSETS
CURRENT ASSETS
Cash and banks (Schedule G)                                            9,056              5,968
Investments (Schedules C, D and G)                                   154,893             15,454
Mortgages and leases receivables (Note 3 and Schedule G)               4,261             17,225
Other receivables (Note 4 and Schedule G)                             44,492            120,280
Inventory (Note 5)                                                     1,805              7,419
                                                          --------------------------------------
TOTAL CURRENT ASSETS                                                 214,507            166,346
                                                          --------------------------------------

NON-CURRENT ASSETS
------------------
Mortgages receivables (Note 3 and Schedule G)                            302              7,066
Other receivables (Note 4 and Schedule G)                             12,170             26,873
Inventory (Note 5)                                                     1,206             30,894
Investments (Schedules C, D and G)                                   856,079            860,035
Fixed assets (Schedule A)                                            198,375            267,181
Intangible assets (Schedule B)                                         6,425              3,037
                                                          --------------------------------------
TOTAL NON-CURRENT ASSETS                                           1,074,557          1,195,086
                                                          --------------------------------------
TOTAL ASSETS                                                       1,289,064          1,361,432
================================================================================================

======================================================================================
                                                   December 31,       December 31,
                                                       2002               2001
                                                 (Notes 1 and 2)    (Notes 1 and 2)
                                                --------------------------------------
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Schedule G)                          2,261              2,592
Mortgages payable (Schedule G)                                 881                  -
Customer advances (Schedule G)                                 407              2,675
Short - term debt (Note 6 and Schedule G)                    4,777            382,341
Salaries and social security charges                           293                321
Taxes payable (Schedule G)                                     792              6,596
Other liabilities (Note 7 and Schedule G)                    2,825             10,727
                                                --------------------------------------
TOTAL CURRENT LIABILITIES                                   12,236            405,252
                                                --------------------------------------

NON-CURRENT LIABILITIES
Trade accounts payable (Schedule G)                              -                383
Long - term debt (Note 6 and Schedule G)                   634,840                  -
Customer advances (Schedule G)                                 754                  -
Other liabilities (Note 7 and Schedule G)                      607              4,467
                                                --------------------------------------
TOTAL NON-CURRENT LIABILITIES                              636,201              4,850
                                                --------------------------------------
TOTAL LIABILITIES                                          648,437            410,102
                                                --------------------------------------
SHAREHOLDERS `EQUITY (As per relevant statement)           640,627            951,330
                                                --------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               1,289,064          1,361,432
======================================================================================


The accompanying notes and schedules are an integral part of these unaudited financial statements.



                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                         UNAUDITED STATEMENTS OF INCOME
                     For the six-month periods beginning on
                              July 1, 2002 and 2001
                      and ended December 31, 2002 and 2001
                              In thousands of pesos

===============================================================================================================================
                                                                                    December 31,               December 31,
                                                                                        2002                       2001
                                                                                  (Notes 1 and 2)            (Notes 1 and 2)
                                                                             --------------------------------------------------
   Mortgages, leases and services                                                           20,767                     33,515
   Cost of sales, leases and services (Schedule F)                                        (21,390)                   (17,668)
                                                                             --------------------------------------------------
   GROSS (LOSS) - INCOME                                                                     (623)                     15,847
   Selling expenses (Schedule H)                                                             (620)                    (1,233)
   Administrative expenses (Schedule H)                                                    (3,902)                    (8,325)
                                                                             --------------------------------------------------
   SUBTOTAL                                                                                (4,522)                    (9,558)
                                                                             --------------------------------------------------
   Loss from operations and holding of real estate assets                                    (775)                    (4,755)
                                                                             --------------------------------------------------
   OPERATING INCOME                                                                        (5,920)                      1,534
                                                                             --------------------------------------------------
   Financial results, net (Note 8)                                                         107,277                   (59,305)
   Equity in earnings of controlled and affiliated companies (Note 10 c.)                   27,730                   (58,517)
   Other income and (expenses),net (Note 9)                                                (1,002)                    (1,224)
                                                                             --------------------------------------------------
   INCOME - (LOSS) BEFORE TAXES                                                            128,085                  (117,512)
   Income tax and asset tax (Note 2 g. and h.)                                             (1,036)                    (2,056)
                                                                             --------------------------------------------------
   INCOME - (LOSS) FOR THE PERIOD                                                          127,049                  (119,568)
===============================================================================================================================

The accompanying notes and schedules are an integral part of these unaudited financial statements.




                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


             UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     For the six-month periods beginning on
                              July 1, 2002 and 2001
                      and ended December 31, 2002 and 2001

                      In thousands of pesos (Notes 1 and 2)

====================================================================================================================================
                                                                                Shareholders' contributions
                                           -----------------------------------------------------------------------------------------
                                                                            Inflation        Inflation
                                            Common Stock  Treasury stock  adjustment of    adjustment of     Additional
                       Items                 (Note 11)       (Note 11)     common stock   treasury stock  paid-in-capital    Total
------------------------------------------------------------------------------------------------------------------------------------
Balances as of beginning of the year            207,412          4,588         264,951           5,863          565,298    1,048,112
Distribution resolved by the Ordinary and
Extraordinary Shareholders' Meeting on
November 5, 2002:
- Distribution of Company shares:                 4,588        (4,588)           5,863         (5,863)                -            -
Income - (Loss) for the period                        -              -               -               -                -            -
                                           -----------------------------------------------------------------------------------------
Balances as of December 31, 2002                212,000              -         270,814               -          565,298    1,048,112
                                           =========================================================================================
Balances as of December 31, 2001                207,412          4,588         264,942           5,853          565,298    1,048,093
====================================================================================================================================

==============================================================================================================
                                                Reserved
                                                Earnings
                                                                               Total as of      Total as of
                                                                Retained       December 31,    December 31,
                       Items                 Legal reserve      earnings           2002            2001
------------------------------------------------------------------------------------------------------------
Balances as of beginning of the year               19,304       (553,838)          513,578       1,070,898
Distribution resolved by the Ordinary and
Extraordinary Shareholders' Meeting on
November 5, 2002:
- Distribution of Company shares:                       -               -                -               -
Income - (Loss) for the period                          -         127,049          127,049       (119,568)
                                           -----------------------------------------------------------------
Balances as of December 31, 2002                   19,304       (426,789)          640,627               -
                                           =================================================================
Balances as of December 31, 2001                   19,304       (116,067)                -         951,330
============================================================================================================

The accompanying notes and schedules are an integral part of these unaudited financial statements.


                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                     UNAUDITED STATEMENTS OF CASH FLOWS (1)
                     For the six-month periods beginning on
                              July 1, 2002 and 2001
                      and ended December 31, 2002 and 2001
                              In thousands of pesos

==================================================================================================================================
                                                                                                 December 31,        December 31,
                                                                                                      2002               2001
                                                                                                (Notes 1 and 2)    (Notes 1 and 2)
                                                                                               -----------------------------------
CASH FLOWS FROM OPERATING ACITIVITES:
-   Income- (Loss) for the period                                                                    127,049         (119,568)
-   ADJUSTMENTS TO RECONCILE NET LOSS TO CASH FLOW FROM OPERATING ACTIVITIES:
    o    Equity in earnings of controlled and affiliated companies                                  (27,730)            58,517
    o    Loss from operations and holding of real estate assets                                          775             4,755
    o    Allowances and provisions                                                                       124                50
    o    Amortization and depreciation                                                                 3,962             7,469
    o    Financial results                                                                         (127,237)            15,469
    o    Income tax and asset tax                                                                      1,036             2,056
-    CHANGES IN ASSETS AND LIABILITIES:
    o    (Increase ) Decrease in current investments                                                 (1,849)             9,073
    o    Increase  in non-current investments                                                       (17,592)                 -
    o    Decrease in mortgages and leases receivables                                                  6,115            32,788
    o    Decrease (Increase) in other receivables                                                     22,179          (25,771)
    o    Decrease in inventory                                                                        14,036            10,334
    o    Decrease in intangible assets                                                                    31               175
    o    (Decrease) Increase in taxes payable, salaries and social security and
            customer advances                                                                          (139)             2,673
    o    Decrease in accounts payable                                                                (1,128)             (818)
    o    Increase in accrued interest                                                                  8,194            25,806
    o    Cash dividends received                                                                           -             1,534
    o    (Increase) Decrease in other liabilities                                                    (1,558)             4,567
                                                                                               -----------------------------------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                                                    6,268            29,109
                                                                                               -----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    o    Decrease from equity interest in subsidiary companies and equity investees                    6,282            86,125
    o    Increase from equity interest in subsidiary companies and equity investees                 (22,477)           (2,335)
    o    Payment for acquisition of undeveloped parcels of land                                            -             (441)
    o    Cash acquired from mergers                                                                        -               264
    o    Loans granted to related parties                                                           (31,090)          (64,514)
    o    Purchase and improvements of fixed assets                                                   (3,764)          (20,691)
                                                                                               -----------------------------------
          NET CASH USED IN INVESTING ACTIVITIES                                                     (51,049)           (1,592)
                                                                                               -----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    o    Proceeds from loans                                                                         355,109           117,356
    o    Payment of loans                                                                          (161,512)         (141,234)
    o    Increase in intangible assets                                                               (6,040)           (2,880)
    o    Payment of seller financing                                                                 (1,181)           (1,970)
                                                                                               -----------------------------------
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                         186,376          (28,728)
                                                                                               -----------------------------------
         NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                        141,595           (1,211)
----------------------------------------------------------------------------------------------------------------------------------
         CASH AND CASH EQUIVALENTS AS OF BEGINNING OF PERIOD                                           4,998             8,329
----------------------------------------------------------------------------------------------------------------------------------
         CASH AND CASH EQUIVALENTS AS OF END OF PERIOD                                               146,593             7,118
==================================================================================================================================

(1) Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.


                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                     For the six-month periods beginning on
                              July 1, 2002 and 2001
                      and ended December 31, 2002 and 2001
                              In thousands of pesos

                                                                                               December 31,    December 31,
                                                                                                    2002            2001
                                                                                              (Notes 1 and 2) (Notes 1 and 2)
                                                                                              ----------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
NON-CASH ACTIVITIES:

  o   Increase in inventory through a decrease in fixed assets                                         7,187           16,628
  o   Increase in fixed assets through a decrease in inventory                                           170                -
  o   Increase in undeveloped parcels of land through a decrease in inventory                         25,126                -
  o   Decrease in other receivables through an increase in Convertible Bond APSA 2006                 81,694                -
  o   Increase in fixed assets through an increase in mortgages payable                                  920                -
  o   Decrease in short and long term debt through a decrease in other receivables                     7,392                -
  o   Increase in non current investments through a decrease in other receivables                        455                -
  o   Assets acquired from mergers                                                                         -              314
  o   Increase in investments through a decrease in mortgages receivables                                  -           23,235
  o   Decrease in mortgages receivables through trust                                                      -           46,494
  o   Increase in other receivables through a decrease in mortgages receivables                            -            2,747




















                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
                     For the six-months periods beginning on
                              July 1, 2002 and 2001
                      and ended December 31, 2002 and 2001
                              In thousands of pesos

NOTE 1:   BASIS FOR THE PRESENTATION

         a)       Disclosure criteria

         In compliance with the provisions of Resolution No. 368/01, 372/01 and 398/02 of the Argentine Securities Commission, these financial statements are stated in thousands of Argentine pesos and have been prepared in line with the valuation and disclosure criteria contained in Technical Resolutions No. 4, 5, 6, 8, 9, 10, 12 and 13 of the Argentine Federation of Professional Councils of Economic Sciences (the "F.A.C.P.C.E."), and according to the provisions of the aforementioned Resolutions.

         The financial statements for the six-month periods ending 31 December 2002 and 2001 have not been audited. The Company's management considers that they include all the necessary adjustments to reasonably present the financial result for the periods referred to.

         The financial result for the period ended 31 December 2002 does not necessarily reflect the net income for the year.

         The present financial statements must be readen considerating the circumstances mentioned in Note 1 to the unaudited consolidated financial statements.

         b)       Recognition of the effects of inflation

         The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 415 of the National Securities Commission, the effects of inflation are being recognized in the financial statements. To this end, the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. has been followed.

         As a consequence of the above, the Company's financial statements are presented in constant currency of December 31, 2002, having considered that the accounting measurements restated by the change in the purchasing power of the currency until August 31, 1995 and those arising between that date and December 31, 2001 are stated in currency of the latter date.

         The above restatement was made applying the coefficients prepared based on the domestic wholesale price index.

         For purposes of comparison, the figures corresponding to the six-month period ended December 31, 2001 have been restated as of December 31, 2002.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)

NOTE 1:  (Continued)

         c)       Issuance of new technical pronouncements

         The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 "Conceptual framework for professional accounting standards" ; No. 17:
         "Professional accounting standards: development of some general application issues", No. 18 : "Professional accounting standards: development of some particular application issues" and No. 19 "Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14" and 20: "Derivatives and hedging transactions", through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively;
         establishing that those Technical Pronouncements and amendments to them will come into force for fiscal years commencing as from July 1, 2002, (except for Technical Pronouncements No. 20, whose effective date tallies with the financial years commencing 1 January 2003).

         The National Securities Commission, through Resolution 434/02, has adopted the Technical Resolutions referred to with certain exceptions and modifications, which shall apply to the financial years commencing on 1 January 2003. Consequently, the Company has prepared these financial statements in accordance with Resolutions 368/01, 372/01 and 398/02, as detailed in Note 1.a); such Resolutions do not envisage these changes and differ with the provisions contained in the accounting standards currently in force.

         The main amendments to the new Technical Pronouncements, which would mean significant adjustments being made to the Company's financial statements, are related to the recognition of income tax according to the deferred tax method and of the interest rate swap contract at the subsidiary Alto Palermo S.A.


NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of the principal accounting policies followed by the Company in the preparation of the financial statements, Which have been applied consistently with regard to the same period of the previous year.

         a.       Investments

                  a.1.     Current investments

                           Current investments include time deposits, which are valued at their cost plus accrued interest and mutual funds, which are carried at market value.

                           Time deposits have original maturities of three months or less. Unrealized gains and losses on time deposits and mutual funds are included in Financial Results, net, in the Statements of Income.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)


NOTE 2:  (Continued)

         a.       Investments (Continued)

                  a.1.     Current investments (Continued)

                           Current investments also include equity securities, government bonds and stock. Unrealized gains and losses on government bonds, equity securities and stock are also included in Financial Results, net, in the Statements of Income.

                           Generally, these investments represent securities traded on a National Securities Exchange, which are valued at the last reported sales price net of estimated selling expenses.

                  a.2.     Non-current investments

                           a.2.1.   Equity investments

                                    Equity investments in controlled and
                                    affiliated companies have been accounted for under the equity method, in accordance with the provisions of Technical Resolution No. 5 of the F.A.C.P.C.E., except for the recently acquired related company Valle de las Lenas S.A., which for the time being has been valued at its acquisition cost, adjusted for inflation at the end of the period, as defined in Note 1.b).

                                    Equity investments in less than 20% of the capital stock in companies in which the Company does not exercise significant influence are generally carried at market value, recognizing realized gains and losses in earnings, and if these do not exist, at their acquisition cost.

                                    The value paid for the purchase of shares in controlled and affiliated companies over or under their equity value at the date of acquisition was recognized as positive or negative goodwill, which is amortized over ten periods.

                                    The Company presents consolidated financial statements with its subsidiaries.

                           a.2.2.   Participation certificates

                                    The certificates of participation in IRSA I financial trust have been valued at their acquisition cost plus accrued interest in the case of classes A, B and C, and at the cost resulting from apportioning the participation certificate holding to the trust assets in the case of class D.

                           a.2.3.   Investments in debt securities

                                    The investment in APSA's Convertible Bonds has been valued at cost, applying the exchange rate in force at period end, plus accrued interest.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)


NOTE 2:  (Continued)

         a.       Investments (Continued)

                  a.3.     Undeveloped parcels of lands

                           The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company's strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

                           Land held for development and sale and improvements are stated at cost adjusted for inflation at the end of the period, as defined in Note 1.b), or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

                           At the end of the previous fiscal year, as mentioned in Note 2.m., the Company set up provisions for impairment of certain plots (identified as Santa Maria del Plata and Torres Jardin IV).

                           The accounting value of plots of land, net of provisions set up, does not exceed estimated recoverable value.

         b.       Inventory

                  A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several periods.

                  Residential, office and other non-retail properties completed or under construction are stated at cost, adjusted for inflation at the end of the period, as defined in Note 1.b), or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling and advertising costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the period ended December 31, 2002 and 2001.

         Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)

NOTE 2:  (Continued)

         b.       Inventory (Continued)

                  At the end of the previous fiscal year, as mentioned in Note 2.m, the Company set up provisions for impairment of certain inventories (identified as Avda. Madero 1020, Rivadavia 2768, Constitucion 1111, Terrenos de Caballito, Padilla 902 and parking lots in Dock 13).

                  The accounting value of inventories, net of provisions set up, does not exceed estimated recoverable value.

         c.       Fixed assets

                  Fixed assets, net comprise primarily of rental properties and other property and equipment held for use by the Company.

                  Fixed assets value, net of provisions set up, does not exceed estimated recoverable value.

                  o        Rental properties

                           Rental properties are carried at cost, adjusted for inflation at the end of the period, as defined in
                           Note 1.b), less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 periods for buildings. Expenditures for ordinary maintenance and repairs are charged to operations in the period incurred. Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of results.

                           The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the period ended December 31, 2002 and 2001.

                           At the end of the previous fiscal year, as mentioned in Note 2.m, the Company set up provisions for impairment of certain rental properties (identified as Libertador 498, Maipu 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitucion 1111, Dock 2 M10- Building C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. de Mayo 595, Costeros Dique IV and Sarmiento 517).

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)

NOTE 2:  (Continued)

         c.       Fixed assets (Continued)

                  o        Software obtained or developed for internal use

                           The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the period ended December 31, 2002 and 2001 were not material. These costs are being amortized on a straight-line basis over a period of 3 periods.

                  o        Other properties and equipment

                           Other property and equipment properties are carried at cost, adjusted for inflation at the end of the period, as defined in Note 1.b), less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

                                Asset          Estimated useful life (periods)
                     ------------------------- -------------------------------
                     Leasehold improvements           On contract basis
                     Facilities                              10
                     Machinery and equipment                 10
                     Furniture and fixtures                   5
                     Computer equipment                       3

                           The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

         d.       Intangible assets

                  Intangible assets are carried at cost, adjusted for inflation at the end of the period as defined in Note 1.b), less accumulated depreciation.

                  o        Deferred Financing Cost

                           Expenses incurred in connection with the issuance of debt and proceeds of loans have been deferred and are being amortized using the interest method over the life of the related issuances. In the case of repurchase of this notes, the related expenses are amortized using the proportional method.

                  o        Selling and advertising expenses

                           Expenses incurred relating to the marketing of developing properties, including advertising, commissions and other expenses, are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)


NOTE 2:  (Continued)


         e.       Foreign currency assets and liabilities

                  Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period end.

                  Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within Financial Results, net.

                  Pursuant to Decree No. 214/02, assets and debts in U.S. dollars or other foreign currencies in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 and were adjusted by a reference stabilization index (CER).


         f.       Monetary assets and liabilities

                  Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.


         g.       Income tax

                  The Company has determined its income tax charge at the 35% rate in force in all periods presented.

                  The taxable results for the period ended December 31, 2002, determined according to the to Argentine income tax law, showed a taxable income of approximately Ps. 48.4 million.

                  As of December 31, 2002, the Company had accumulated tax loss carryforwards of approximately Ps. 323 million, which expire in the year 2007.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)

NOTE 2:  (Continued)

         h.       Asset tax

                  During the period ended June 30, 1999, Law 25,063 set out the asset tax for four fiscal periods. This tax supplements the income tax, because while the latter is levied on the taxable income for the period, the asset tax is levied on the potential yield of certain assets at a 1% rate, and the Company's tax liability is the higher of both taxes.

                  Law 25,360 modified Law 25,063 by extending the term of application to ten fiscal periods.

                  Any excess of the asset tax over and above the income tax in a given fiscal period may be considered as a payment on account of the income tax to be generated in the next ten periods (in excess of the asset tax).

                  As of December 31, 2002 the Company has estimated the applicable asset tax and has reflected the portion it estimates it will be able to offset in future periods in line with the rules in force under other (current and non-current) receivables, charging the remaining portion to income currently.


         i.       Customer advances

                  Customer advances represent payments received in advance in connection with the sale and rent of properties.


         j.       Provisions for allowances and contingencies

                  The Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)


NOTE 2:  (Continued)

         j.       Provisions for allowances and contingencies (Continued)

                  The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the Company's lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

         k.       Advertising expenses

                  The Company generally charges the advertising and publicity expenses to results when they are incurred, except for the advertising and publicity expenses related to the sale of real estate projects. Advertising and promotion expenses were approximately Ps. 128 and Ps. 698 thousand for the period ended December 31, 2002 and 2001, respectively.


         l.       Pension information

                  The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

         m.       Impairment of long-lived assets

                  The Company regularly evaluates its non-current assets for recoverability. The Company considers that impairment losses arise when the recoverable value is lower than book value. Impairment losses must be appropriated to the result for the period. The recoverable value is mainly determined using independent estimates or projections of future cash flows. At the end of the previous fiscal year, due to the progressive deterioration of the Argentine economy and the impact on the Company's revenue of the measures adopted by the National Government mentioned in Note 1 to the unaudited consolidated financial statements, the Company has reevaluated the recoverable value of its non-current assets, recording an impairment loss as the valuation of certain assets has exceeded the estimated recoverable value.

         n.       Financial derivatives

                  The Company uses various financial derivatives to hedge its net investment in foreign operations and as a complement to reduce its global financial costs.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)

NOTE 2:  (Continued)

         n.       Financial derivatives (Continued)

                  The Company does not engage in trading or other speculative use of these financial instruments. Additionally, the Company has not used financial instruments to hedge transactions foreseen or firm commitments. To be eligible for hedging, the Company must be exposed to currency or interest rate risk, and the financial instrument must reduce the exposure and be designated as such. In addition, for hedging purposes, the significant characteristics and expected terms of the planned transaction must be identified and the expected transaction must be probable. Financial instruments that can be recorded as hedging instruments must maintain a high correlation between the hedging instrument and the item being hedged at the beginning and during the entire hedging period.

                  The Company formally documents all the relationships between hedging instruments and hedged items, as well as its risk management objective and strategy before embarking on hedging transactions. This process includes detailing all the derivatives designated for hedging of specific assets and liabilities in the balance sheet or specific firm commitments or planned transactions. The Company also evaluates both at the beginning of the hedging transaction and on an ongoing basis whether the derivatives used in hedging transactions are very effective to offset fluctuations in the market values or cash flows of the items hedged. If it is determined that a derivative is not very effective for hedging or that it has stopped being an effective cover, the Company would discontinue the recording of such hedging instrument in the future.

                  -        Foreign currency forward-exchange contracts

                           In accordance with the Company's risk management policies, it uses long-term foreign currency purchase and sale contracts as a supplement to reduce its overall financial costs as well as to administer its exposure regarding net investments in financial transactions.

                           Foreign currency forward-exchange contracts entered into by the Company generally mature within one period. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts.

                  -        Interest rate swaps

                           Interest rate swaps are used to hedge interest rate exposure. Interest rate swaps are recognized on an accrual basis, recording the net amount receivable or payable as an adjustment to the interest rate expense. The accrued amount receivable or payable is included as an adjustment to the interest expense. Upon expiry or termination of a swap, the net income or loss realized or pending realization is recognized over the remaining original term if the hedged item remains unpaid, or immediately if the underlying hedged item is not unpaid. If the swap has not expired, or if it expires before maturity, but the underlying hedged item is no longer unpaid, the unrealized income or loss on the interest swap is immediately recognized.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)


NOTE 2:  (Continued)

         o.       Shareholders' equity

                  Opening balances and account movements are stated in the currency of the month to which they correspond, restated as mentioned in Note 1.b).

         p.       Results for the period

                  The results for the period are shown as follows:

                  - Income accounts are shown in currency of the month to which they correspond, and have been restated as mentioned in Note 1.b).

                  - Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

                  - Financial gains and losses are included in Note 8, broken down to show those generated by assets and by liabilities.

                  - Income - (loss) from investments in controlled and affiliated companies was calculated under the equity method, by applying the percentage of the Company's equity interest to the income - (loss) of such companies.

         q.       Estimations

                  The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Estimates are used when accounting for the depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these financial statements.

         r.       Revenue recognition

                  r.1.     Sales of properties

                           The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

                           o        the sale has been consummated;
                           o there is sufficient evidence to demonstrate the buyer's ability and commitment to pay for the property;
                           o the Company's receivable is not subject to future subordination; and
                           o the Company has transferred the property to the buyer.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)

NOTE 2:  (Continued)

         r.       Revenue recognition (Continued)

                  r.1.     Sales of properties (Continued)


                           The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-price contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company's management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.


                  r.2.     Leases

                           Revenues from leases are recognized over the life of the related lease contracts. All revenues are presented net of taxes levied on sales.


         s.       Cash and cash equivalents

                  The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily of time deposits, to be cash equivalents.


         t.       Result from operations and holding of real estate

                  The results from operations and holding of real estate assets include the results provided by the valuation and sale of shares in real estate investment companies.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)

NOTE 3:  MORTGAGES AND LEASES RECEIVABLES

         The breakdown for this item is as follows:

                                                                           December 31,                      December 31,
                                                                               2002                              2001
                                                                 --------------------------------- ---------------------------------

                                                                     Current       Non-current         Current       Non-current
                                                                 --------------------------------- ---------------------------------
         Mortgages and leases receivable                                  1,220             302             9,019           6,771
         Debtors  under legal proceedings                                 1,563               -             3,287               -
         Intercompany (Note 10 a.)                                        2,259               -             6,566             295
         Less:
         Allowance for doubtful accounts (Schedule E)                      (781)              -            (1,647)              -
                                                                 --------------------------------- ---------------------------------
                                                                          4,261             302            17,225           7,066
                                                                 ================================= =================================

         As of December 31, 2002, current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.



NOTE 4:  OTHER RECEIVABLES

         The breakdown for this item is as follows:

                                                                          December 31,                   December 31,
                                                                              2002                            2001
                                                                ----------------------------------------------------------------

                                                                    Current       Non-current       Current      Non-current
                                                                ----------------------------------------------------------------
         Asset tax (Note 2 h.)                                          2,003          11,635          4,113          26,436
         Value Added Tax (VAT)                                          1,263               -            264               -
         C.N. Hacoaj Project                                                -               -          1,294               -
         Intercompany (Note 10 a.)                                     36,894             136        105,033             354
         Services to be billed                                            130               -            111               -
         Guarantee deposits                                                 -              38              -              83
         Expenses to recover                                              361               -          1.144               -
         Gross sales tax                                                    4               -              -               -
         Income tax prepayments and withholdings                            -               -              9               -
         Operating pending settlement                                     244               -          3,533               -
         Trust accounts receivable                                          -             361          2,243               -
         Credit Fiscal Certificates                                     2,141               -              -               -
         Other                                                          1,452               -          2,536               -
                                                                ----------------------------------------------------------------
                                                                       44,492          12,170        120,280          26,873
                                                                ================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)


NOTE 5:  INVENTORY

         The breakdown for this item is as follows:

                                                                         December 31,                     December 31,
                                                                              2002                            2001
                                                                -------------------------------- --------------------------------
                                                                    Current       Non-current       Current       Non-current
                                                                -------------------------------- --------------------------------
         Real estate for sale                                           1,805          1,206            7,419          30,894
                                                                -------------------------------- --------------------------------
                                                                        1,805          1,206            7,419          30,894
                                                                ================================ ================================

El value recorded at December 31, 2002 includes the valuation allowance, as mentioned in Note 2.b.

NOTE 6:  SHORT AND LONG TERM DEBT

         The breakdown for this item is as follows:

                                                                        December 31,                       December 31,
                                                                             2002                              2001
                                                              --------------------------------- -----------------------------------
                                                                   Current       Non-current         Current        Non-current
                                                              --------------------------------- -----------------------------------
         Bank loans (2)                                                    -         171,870            253,946               -
         Bank loans - Accrued interest (2)                               778               -              1,870               -
         Negotiable Obligations - 2009 principal amount (3)                -         125,970             94,921               -
         Negotiable Obligations - 2009 -accrued interest (3)             479               -                480               -
         Convertible Negotiable Obligations - 2007 principal               -         337,000                  -               -
         amount (1)
         Convertible Negotiable Obligations - 2007 accrued             3,520               -                  -               -
         interest (1)
         Other financial loans                                             -               -             31,124               -
                                                              --------------------------------- -----------------------------------
                                                                       4,777         634,840            382,341               -
                                                              ================================= ===================================


         1. According to Note 13, these tally with the Negotiable Bonds convertible to stock (CNB) for a total amount of U$S 100 million.

         2. In November 2002, The Company obtained an unsecured loan for a total of U$S 51 million, which falls due on 20 November 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. U$S 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and U$S 16 million accrue interest at a fixed rate that is progressively increased. At 31 December 2002, it accrues a fixed annual interest rate of 5.50% plus an annual LIBO of 1.42%. Interest is payable on a quarterly basis.

                  The terms of the loan require the Company to maintain certain financial covenants and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

         3. In November 2002, the Board of Directors of the Company approved the issue of Negotiable Bonds secured by the assets described in Note 12.c. for U$S 37.4 million, which mature on 20 November 2009, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. At 31 December 2002 these accrue an annual interest of 1.42% at the LIBO rate.

                  The terms of the loan require the Company to maintain certain financial covenants and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)

NOTE 7:  OTHER LIABILITIES

         The breakdown for this item is as follows:

                                                                       December 31,                      December 31,
                                                                           2002                               2001
                                                             ---------------------------------- ----------------------------------

                                                                 Current       Non-current         Current        Non-current
                                                             ---------------------------------- ----------------------------------
         Seller financing                                           1,031                -             1,610             1,582
         Intercompany (Note 10 a.)                                    424                -             6,708                 -
         Guarantee deposits                                           624              599             1,285             2,868
         Provision for discounts (Schedule E)                           5                -                24                 -
         Provision for lawsuits (Schedule E)                          288                -               131                 -
         Fees payable                                                   -                -                17                 -
         Directors' deposits                                            -                8                 -                17
         Fund administration                                            -                -               183                 -
         Operating pending settlement                                 118                -                 -                 -
         Collections on behalf  of third parties                       48                -                 -                 -
         Other                                                        287                -               769                 -
                                                             ---------------------------------- ----------------------------------
                                                                    2,825              607            10,727             4,467
                                                             ================================== ==================================


NOTE 8:  FINANCIAL RESULTS, NET

         The breakdown for this item is as follows:

                                                                                           December 31,     December 31, 2001
                                                                                                2002
                                                                                         ------------------ -------------------
         FINANCIAL RESULTS GENERATED BY ASSETS:
         Interest income                                                                             864                 164
         Exchange loss                                                                          (21,456)                   -
         Loss on exposure to inflation                                                          (33,901)                   -
         Gain - (Loss) on financial operations                                                     7,270            (32,673)
                                                                                         ------------------ -------------------
                                                                                                (47,223)            (32,509)
                                                                                         ------------------ -------------------

         FINANCIAL RESULTS GENERATED BY LIABILITIES:
         Discounts                                                                                 25,962                   -
         Exchange gain                                                                            123,232                 (9)
         Gain on exposure to inflation                                                             26,607                   -
         Financial expenses (Schedule H)                                                         (21,301)            (26,787)
                                                                                         ------------------ -------------------
                                                                                                  154,500            (26,796)
                                                                                         ------------------ -------------------
         FINANCIAL RESULTS, NET                                                                   107,277            (59,305)
                                                                                         ================== ===================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)


NOTE 9:  OTHER INCOME AND EXPENSES, NET

         The breakdown for this item is as follows:

                                                                       December 31,        December 31,
                                                                           2002                2001
                                                                     ------------------ -------------------
         OTHER INCOME:
         Other                                                                    54                 423
                                                                     ------------------ -------------------
                                                                                  54                 423
                                                                     ------------------ -------------------

         OTHER EXPENSES:
         Unrecoverable VAT                                                      (388)               (659)
         Donations                                                              (115)                (57)
         Debit and credit tax                                                   (462)               (746)
         Other                                                                   (91)               (185)
                                                                     ------------------ -------------------
                                                                              (1,056)             (1,647)
                                                                     ------------------ -------------------
         TOTAL OTHER INCOME AND EXPENSES, NET                                 (1,002)             (1,224)
                                                                     ================== ===================


NOTE 10: BALANCES AND TRANSACTIONS WITH INTERCOMPANY

         a. The balances as of December 31, 2002 and 2001 with controlled, affiliated and related companies are as follows:

                                                                                December 31,      December 31,
                                                                                    2002              2001
                                                                               ------------------------------------
                  ABRIL S.A.
                  Current mortgages and leases receivables                                   7                 -
                  Other current receivables                                                  -             1,916

                  ALTERNATIVA GRATIS S.A.
                  Current mortgages and leases receivables                                   2               109

                  ALTO PALERMO S.A.
                  Current mortgages and leases receivables                                 844             1,988
                  Other current receivables                                                  -            62,489
                  Current accounts payable                                                 320               223
                  Other current liabilities                                                352                 -

                  ALTOCITY.COM S.A.
                  Current mortgages and leases receivables                                  74                70

                  BALDOVINOS S.A.
                  Current mortgages and leases receivables                                 609             3,917
                  Non-current mortgages receivables                                          -               295
                  Other current liabilities                                                 37                22

                  BANCO HIPOTECARIO S.A.
                  Current investments                                                    5,503               522

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)


NOTE 10: (Continued)

                                                                        December 31,      December 31,
                                                                            2002              2001
                                                                       ------------------------------------
         BANCO DE CREDITO Y SECURITIZACION S.A
         Non-current investments                                                 6,956             6,957

         CRESUD S.A.C.I.F.
         Current mortgages and leases receivables                                    -                31
         Current accounts payable                                                    -                92

         DOLPHIN FUND MANAGEMENT S.A.
         Current mortgages and leases receivables                                    1               397
         Current accounts payable                                                    3                37

         FIBESA S.A.
         Current accounts payable                                                    2                 -

         HOTELES ARGENTINOS S.A.
         Current mortgages and leases receivables                                    -                13
         Current accounts payable                                                    2                37

         INVERSORA BOLIVAR S.A.
         Current mortgages and leases receivables                                  706                13
         Other current receivables                                                 519               702

         IRSA INTERNATIONAL LTD.
         Other current liabilities                                                   -             6,686

         LLAO LAO RESORTS S.A.
         Other current liabilities                                                  35                 -

         PALERMO INVEST
         Other current receivables                                               5,336            28,662

         MANAGERS, DIRECTORS AND OTHER STAFF OF THE COMPANY
         Other current receivables                                                 134               447
         Other non-current receivables                                             136               354

         RED ALTERNATIVA S.A.
         Current mortgages and leases receivables                                   15                22

         RITELCO S.A.
         Other current receivables                                              30,905            10,817
         Other current liabilities                                                   -                 -

         SAPSA
         Current mortgages and leases receivables                                    -                 2

         TARSHOP S.A.
         Current mortgages and leases receivables                                    1                 4

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)


NOTE 10: (Continued)

         b. Gain - (Loss) on controlled, affiliated and related companies during the periods ended December 31, 2002 and 2001 are as follows:

                                                Sales and      Alquileres     Recovery of      Interest       Interest
                                   Period      service fees      ganados        expenses        Earned          Lost
                                ------------------------------------------------------------------------------------------
INTERCOMPANY

Alto Palermo S.A.                   2002                  -               -            -            1,851             -
                                    2001                  -               -            -            6,590             -
Altocity.Com S.A.                   2002                  -              44            -                -             -
                                    2001                  -             124            -                -             -
Alternativa Gratis S.A.             2002                  -               -            -                -             -
                                    2001                  -             185            -                -             -
Palermo Invest S.A                  2001                  -               -            -                -            76
Cresud S.A                          2002                  -               -            -                -           196
                                    2001                  -               -            -              384             -
Red Alternativa S.A.                2002                  -              51           44                -             -
Tarshop S.A.                        2002                  -              11            -                -             -
Dolphin Found Management S.A.       2002                  -               -            -                -            32
Abril S.A.                          2002                  5               -            -                -             -
                                    2001                 78               -            -                -             -
Llao Llao Resorts S.A.              2002                  -               -            -                -            20
Prestamos al personal               2002                  -               -            -                8             -
                                    2001                  -               -            -              119             -
                                              ----------------------------------------------------------------------------
Total 2002                                                5             106           44            1,859           248
                                              ============================================================================
Total 2001                                               78             309            -            7,093            76
                                              ============================================================================


         c.       The composition of intercompany gain - (loss) is as follows:

                                                                                            Income - (Loss)
                                                                               ------------------------------------------
                                                                                 December 31, 2002    December 31, 2001
                                                                               ------------------------------------------
                  Equity in earnings of controlled and affiliated companies                 27,918             (57,989)
                  Amortization of intangible assets and investments                          (188)                (528)
                                                                               ------------------------------------------
                                                                                            27,730             (58,517)
                                                                               ==========================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)

NOTE 11: COMMON STOCK

         a.       Common stock

                  As of December 31, 2002, IRSA's capital stock was as follows:

                  ==================================================================================================================
                                                                           Approved by
                                                       -----------------------------------------------------
                                                                                                              Date of record with
                                                                                                            the Public Registry of
                                            Par Value                  Body                      Date              Commerce
                  ------------------------------------------------------------------------------------------------------------------
                  Shares issued for cash            -  First Meeting for IRSA's Incorporation 04.05.1943          06.25.1943
                  Shares issued for cash       16,000  Extraordinary Shareholders' Meeting    11.18.1991          04.28.1992
                  Shares issued for cash       16,000  Extraordinary Shareholders' Meeting    04.29.1992          06.11.1993
                  Shares issued for cash       40,000  Extraordinary Shareholders' Meeting    04.20.1993          10.13.1993
                  Shares issued for cash       41,905  Extraordinary Shareholders' Meeting    10.14.1994          04.24.1995
                  Shares issued for cash        2,000  Extraordinary Shareholders' Meeting    10.14.1994          06.17.1997
                  Shares issued for cash       74,951  Extraordinary Shareholders' Meeting    10.30.1997          07.02.1999
                  Shares issued for cash       21,090  Extraordinary Shareholders' Meeting    04.07.1998          04.24.2000
                  Shares issued for cash           54  Board of Directors' Meeting            05.15.1998          07.02.1999
                                           ------------
                                              212,000
                  ==================================================================================================================

                  At 31 December 2002 the losses recorded by the Company absorbed over 50% of the capital and reserves. Article 206 of the Company Law establishes a compulsory capital reduction under such circumstances. However, owing to the crisis currently affecting the Republic of Argentina, and through Decree 1269, the National Executive Branch suspended the enforcement of this article until 10 December 2003.

                  The Ordinary and Extraordinary Shareholder's Meeting held on 5 November 2002 and its recess held on 27 November 2002, approved the distribution of 4,587,285 treasury stock proportionately with the shareholders' holdings and, in accordance with the resolution issued by the Board of Directors on 11 December 2002, such stock was made available to the shareholders as from 19 December 2002.

         b.       Treasury stock

                  The Company repurchases periodically outstanding ordinary shares when it considers that their price is undervalued on the market.

                  During the six - month period ended December 31, 2002 and 2001 no treasury shares were bought.

         c.       Restriction on the distribution of profits

                  In accordance with the Argentine Corporations Law and the Company's By-laws, 5% of the net and realized profit for the period calculated in accordance with Argentine GAAP plus
                  (less) prior period adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)

NOTE 11: (Continued)

         d.       Noncontributory Management Stock Ownership Plan

                  On October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan ("NMSOP") with eight executive officers of the Company (the "Beneficiaries"), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the "Participation Shares"), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement ("EPA"). Under Argentine law, the Company established a special purpose trust in this connection (the "Trust").

                  The Beneficiaries were required to purchase the Participation Shares available, if any, within 24 months of any capital increase. The Trust has an original term of six periods. According to the terms of the NMSOP and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or other) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases. In addition, the Company was not allowed to grant any loans or otherwise assist the Beneficiaries in financing the purchase of the Participation Shares.

                  On April 7, 1998, the Company's shareholders, at an extraordinary shareholders' meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA.

                  The BASE and the CNV approved the capital increase on June 4, 1999, and on August 31, 1999 the Beneficiaries acquired 21,090,024 shares at Ps. 1.0 per share.

                  According to the terms of the Trust Fund, 7,718,701 shares were sold during the month of October, 2002. As a result of this transaction, at 31 December 2002, only 111,575 shares remained with the Recipients.


NOTE 12: RESTRICTED ASSETS


         - The Labor Court No55 decided the embargo of units No14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

         - In connection with the acquisition of additional interest in Santa Maria del Plata S.A., the Company pledged 2,460,041 shares of its interest in that company to secure the balance owed until it is fully paid.

         - The Company has mortgaged the following real estate: Dock 2 M10 (1l) buildings A and B, Torre Jardin IV, Dock IV, Reconquista 823, 9 activity units at Suipacha 652, 58 activity units at Madero 1020 and 14 plots of the land owned in the district of Caballito, in connection with the secured negotiable bonds referred to in Note 6.2.

         - In view of the acquisition of Piscis Hotel by the Company, a senior mortgage and privilege has been set up on that hotel, in favor of Banco Rio de la Plata, for a total amount of US$ 275,000.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)



NOTE 13: NEGOTIABLE OBLIGATIONS CONVERTIBLE

         On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

         a) Approving the issuance of Negotiable Obligations Convertible into Ordinary Shares of the company ("ONC") for up to a face value of US$100,000,000 (one hundred million pesos), for a term of 5 (five) periods, at a fixed interest rate of 6% to 12% per annum, payable half-periodly in arrears.

         b) Approving a subscription option for the ONC holders to subscribe ordinary shares of the company at 1 (one) share per $1 (one peso) of ONC face value, paying in cash $1(pesos one) as subscription price, during 15 (fifteen) days after the conversion term has expired, including the corresponding capital increase.

         c) Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

         d) Amending article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the Bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article Nine of the Bylaws.

         The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000,000 of securities consisting of negotiable obligations convertible for ordinary shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 ordinary shares. Furthermore, the conversion price and the price of Warrants have been set as follows:

         a) The conversion price is 0.5571 shares (5.5713 GDS), while the price of the Warrant is 0.6686 shares (6.6856 GDS).

         b) The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.7949 shares (0.1795 GDS) and has an option to purchase the same number of shares at the exercise price set for the Warrant.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTD.)


NOTE 13: (Continued)

         As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Bonds in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Bonds fell from U$S 0.5571 to U$S 0.54505 and the price of execution of the warrants dropped from U$S 0.6686 to U$S
         0.6541. Said adjustment came into force on 20 December 2002.

         The Convertible Negotiable Obligations and options will fall due on November 14, 2007.

         The convertible negotiable bonds were underwritten in full and fully paid in cash and allocated to the restructuring or partial settlement of the Company's financial debt at the time of said underwriting. Consequently, the Company's financial debt is detailed in Note 6 to the financial statements after the restructuring and placement referred to.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                                  FIXED ASSETS
                     For the six-months periods beginning on
                              July 1, 2002 and 2001
                      and ended December 31, 2002 and 2001
                              In thousands of pesos

                                                                      SCHEDULE A

=================================================================================================






                                     Value at      Increases      Deductions
              Items                 beginning         and             and       Value as of end
                                     of year       transfers       Transfers          of
                                                                                     Period

-------------------------------------------------------------------------------------------------
Facilities                                   -                -             -                 -
Furniture and fixtures                   1,502                -             -             1,502
Computer equipment                       4,031               91             -             4,122
Leasehold improvements                   5,606                7             -             5,613
Real Estate:
Alsina  934                              1,763                -             -             1,763
Av. de Mayo 595                          5,545                -             -             5,545
Av. Madero 942                           5,445                -       (2,734)             2,711
Constitucion 1111                          580                -             -               580
Costeros Dique IV                       18,057                -             -            18,057
Dique 2 M10 (1I) Edif. A                18,910                -             -            18,910
Dique 2 M10 (1I) Edif. C                 5,523                -             -             5,523
Laminar Plaza                           29,728                -             -            29,728
Libertador 498                          43,297               12       (2,651)            40,658
Libertador 602                           2,845                -             -             2,845
Madero 1020                             11,643                -       (2,750)             8,893
Maipu 1300                              46,896                -             -            46,896
Piscis                                     578            4,589             -             5,167
Puerto Madero Dock 5                         -                -             -                 -
Reconquista 823                         21,037                -             -            21,037
Rivadavia 2768                               -                -             -                 -
Sarmiento 517                              299              176         (176)               299
Suipacha 652                            13,152                -             -            13,152
                                   --------------------------------------------------------------
TOTAL AS OF DECEMBER  31, 2002         236,437            4,875        (8,311)          233,001
                                   ==============================================================
TOTAL AS OF DECEMBER 31, 2001          298,088           20,705       (18,858)          299,935
=================================================================================================

====================================================================================================================================
                                                            Depreciation
                               ------------------------------------------------------------------------
                                                            For the period
                                              -------------------------------------------
                                                                                                                          Net
                                                Increase,                                               Net carrying   carrying
                                                deductions                                              Value as of    value as
              Items            Accumulated as      And             Rate        Amount     Accumulated   December 31,      of
                                of beginning    Transfers            %          (1)      as of period       2002       December
                                   of year                                                    end                      31, 2001
------------------------------------------------------------------------------------------------------------------------------------
Facilities                                  -             -         10                -             -              -            67
Furniture and fixtures                  1,500             -         20                -         1,500              2            18
Computer equipment                      3,785             1        33.33            134         3,920            202           303
Leasehold improvements                  3,311             -         10              283         3,594          2,019         2,492
Real Estate:
Alsina  934                               261             -          2               14           275          1,488         1,517
Av. de Mayo 595                         1,375             -          2               44         1,419          4,126         6,252
Av. Madero 942                            828         (423)          2               29           434          2,277         5,750
Constitucion 1111                         175             -          2                2           177            403         6,016
Costeros Dique IV                         346             -          2              160           506         17,551        23,012
Dique 2 M10 (1I) Edif. A                  786             -          2              159           945         17,965        20,638
Dique 2 M10 (1I) Edif. C                    -             -          2                -             -          5,523         6,108
Laminar Plaza                           1,458             -          2              228         1,686         28,042        32,232
Libertador 498                          5,657         (295)          2              304         5,666         34,992        53,263
Libertador 602                            336             -          2               20           356          2,489         3,157
Madero 1020                             1,581         (382)          2               69         1,268          7,625        20,414
Maipu 1300                              5,706             -          2              359         6,065         40,831        47,177
Piscis                                      -             -          2               28            28          5,139             -
Puerto Madero Dock 5                        -             -          2                -             -              -         2,374
Reconquista 823                         3.402             -          2              155         3,557         17,480        21,323
Rivadavia 2768                              -             -          2                -             -              -           332
Sarmiento 517                              42             1          2                3            46            253           349
Suipacha 652                            3,087             -          2               97         3,184          9,968        14,387
                              ------------------------------------------------------------------------------------------------------
TOTAL AS OF DECEMBER  31, 2002         33,636        (1,098)         -            2,088        34,626        198,375             -
                              ======================================================================================================
TOTAL AS OF DECEMBER 31, 2001          31,846        (2,219)         -            3,127        32,754              -       267,181
====================================================================================================================================

(1) The accounting application of the depreciation for the period is set forth in Schedule H.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                                INTANGIBLE ASSETS
                     For the six-months periods beginning on
                              July 1, 2002 and 2001
                      and ended December 31, 2002 and 2001

                              In thousands of pesos
                                                                      SCHEDULE B

==========================================================================================================================
                                                          Values of origin
                                ------------------------------------------------------------------------------------------
                                                                                                       Amortization
                                 Balances as of                                      Balances as of   Accumulated as
                     Items        beginning of      Additions        Deductions          end of       of beginning of
                                      year                                               period            year
--------------------------------------------------------------------------------------------------------------------------
Development property expenses               436                -               (31)             405               176
Bank loan expenses                       14,711            6,040                  -          20,751            14,431
Exchange expenses                         3,192                -                  -           3,192             1,442
                                ------------------------------------------------------------------------------------------
TOTAL AS OF  DECEMBER 31, 2002           18,339            6,040               (31)          24,348            16,049
                                ==========================================================================================
TOTAL AS OF DECEMBER 31, 2001            15,054            3,079              (179)          17,954            10,385
==========================================================================================================================

===================================================================================================================
                                          Amortization                                 Net carrying value as of
                               ------------------------------------------------------------------------------------

                     Items        Additions          Amount       Accumulated as of   December 31,   December 31,
                                                       (1)          end of period         2002           2001
-------------------------------------------------------------------------------------------------------------------
Development property expenses                -                 -                176            229            347
Bank loan expenses                           -               124             14,555          6,196            943
Exchange expenses                            -             1,750              3,192              -          1,747
                               ------------------------------------------------------------------------------------
TOTAL AS OF  DECEMBER 31, 2002               -             1,874             17,923          6,425              -
                               ====================================================================================
TOTAL AS OF DECEMBER 31, 2001              190             4,342             14,917              -          3,037
===================================================================================================================


(1) The accounting application of the amortization for the period is set forth in Schedule H.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                  SHARES AND OTHER SECURITIES ISSUED IN SERIES
                          INTEREST IN OTHER COMPANIES
                Balance Sheets as of December 31, 2002 and 2001

                             In thousands of pesos
                                                                      SCHEDULE C

===============================================================================================================================







                                                                                                    Value as of   Value as of
        Issuer and types of securities             Class       P.V.        Amount    Listing value December 31,  December 31,
                                                                                                       2002          2001

-------------------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
Telecom Argentina S.A                                $         0.001        537,239             -             -         2,110
Bocon PRO 1                                          $         0.001     13,174,419        0.0003             -         2,145
Banco Hipotecario S.A.                               $         0.001      2,991,155        0,0018         5,503           522
Patriotic Bond                                       $         0.001        700,000        0,0010             -         2,182
Lebac                                                $         0.001         40,000             -            20             -
Boden                                                $         0.001          7,909        0,0010             8             -
Cedro                                                $         0.001         88,541        0,0010            89             -
                                                -------------------------------------------------------------------------------
Total current investments as of December 31,                                                              5,620             -
2002
                                                ===============================================================================
Total current investments as of December 31,
2001                                                                                                                    6,959
===============================================================================================================================

====================================================================================================================================
                                                                     Issuer's information (1)


                                               ----------------------------------------------------------------------
                                                                            Last financial statement
                                                             --------------------------------------------------------
                                                                              Capital
                                                   Main                        stock       Income -    Shareholders'
        Issuer and types of securities           Activity        Date       (par value)     (loss)        equity            (1)
                                                                                            for the                     Interest in
                                                                                            period                     capital stock
------------------------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
Telecom Argentina S.A
Bocon PRO 1
Banco Hipotecario S.A.
Patriotic Bond
Lebac
Boden
Cedro
                                               -------------------------------------------------------------------------------------
Total current investments as of December 31,
2002
                                               =====================================================================================
Total current investments as of December 31,
2001
====================================================================================================================================

(1)      Not inform because the equity interest is less than 5%.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                  SHARES AND OTHER SECURITIES ISSUED IN SERIES
                           INTEREST IN OTHER COMPANIES
                 Balance Sheets as of December 31, 2002 and 2001
                              In thousands of pesos

                                                          SCHEDULE C (Continued)


==========================================================================================================================




                                                                                                              Value
     Issuer and types of securities                                                                        Recorded at
                                                     Class            P.V.   Amount      Listing value  December 31, 2002
--------------------------------------------------------------------------------------------------------------------------
NON-CURRENT INVESTMENTS
Abril S.A.                                       Common 1 vote       5,000         1,320             -           (21,564)

                                                Irrevoc. Contrib         -             -             -             25,136
IRSA International Ltd.                          Common 1 vote       0.001             -             -                  -
Pereiraola S.A.                                  Common 1 vote       0.001        50,000             -              7,719
                                               Irrevoc. Contrib.         -             -             -              1,118
Baldovinos S.A.                                  Common 1 vote       0.001         6,000             -              (5,717)
                                               Irrevoc. Contrib.         -             -             -             11,479
Palermo Invest S.A.                              Common 1 vote       0.001    76,949,667             -            135,131
Hoteles Argentinos S.A.                          Common 1 vote       0.001     7,309,273             -              (169)
                                               Irrevoc. Contrib.         -             -             -              3,505
Alto Palermo S.A. (ex SAMAP)                     Common 1 vote       0,001    64,559,510             -            369,392
Buenos Aires Realty S.A.                         Common 1 vote       0.001         6,000             -                  -
                                               Irrevoc. Contrib.         -             -             -                  -
Buenos Aires Trade and Finance Center S.A.       Common 1 vote       0.001         6,000             -              7,636
                                               Irrevoc. Contrib.         -             -             -             19,083
Argentine Realty S.A.                            Common 1 vote       0.001         6,000             -                  -
                                               Irrevoc. Contrib.         -             -             -                  -
Llao - Llao Resort S.A                           Common 1 vote       0.001     5,878,940             -             10,426
                                               Irrevoc. Contrib.         -             -             -              2,379
Banco de Credito y Securitizacion S.A.           Common 1 vote       0.001     3,187,500             -              6,956
Alto Invest S.A.                                 Common 1 vote       0.001           960             -                 12
                                               Irrevoc. Contrib.         -             -                              185
Ritelco S.A.                                     Common 1 vote       0.001    66,970,394             -             32,506
Valle de las Lenas S.A.                          Common 1 vote       0.001    22,012,078                            8,391
                                             -----------------------------------------------------------------------------
Total as of December 31, 2002                                                                                     613,604
                                             =============================================================================
Total as of December 31, 2001                                                                                           -
==========================================================================================================================

===============================================================================================
                                                                     Issuer's information
                                                               --------------------------------


                                                  Value
     Issuer and types of securities            Recorded at                     Main
                                            December 31, 2001                Activity
-----------------------------------------------------------------------------------------------
NON-CURRENT INVESTMENTS
Abril S.A.                                           (17,308)      Building, development and
                                                                administration of country club
                                                       24,099
IRSA International Ltd.                               422,535               Investment
Pereiraola S.A.                                         7,838       Real estate and financing
                                                        1,034
Baldovinos S.A.                                       (4,988)        Real estate and building
                                                       11,421
Palermo Invest S.A.                                   131,129              Investments
Hoteles Argentinos S.A.                                15,242     Hotel Libertador exploitation
                                                        2,444
Alto Palermo S.A. (ex SAMAP)                           94,365        Real estate investments
Buenos Aires Realty S.A.                                (338)        Real estate investments
                                                        4,310
Buenos Aires Trade and Finance Center S.A.              (301)        Real estate investments
                                                        3,666
Argentine Realty S.A.                                   (373)        Real estate investments
                                                        4,484
Llao - Llao Resort S.A                                  3,834      Hotel Llao-Llao exploitation
                                                        1,866
Banco de Credito y Securitizacion S.A.                  6,957                Banking
Alto Invest S.A.                                            -          Electronic Commerce
                                                            -
Ritelco S.A.                                                -              Investments
Valle de las Lenas S.A.                                     -                 Turism
                                           ----------------------------------------------------
Total as of December 31, 2002                               -
                                           ====================================================
Total as of December 31, 2001                         711,916
===============================================================================================

====================================================================================================================================
                                                   Issuer's information
                                           -----------------------------------------------------------------------
                                                                 Last financial statement
                                           -------------------------------------------------------------------
                                                                Capital
     Issuer and types of securities                              stock         Income(loss)    Shareholders'   Interest in Capital
                                                 Date         (Par value)     for the period       equity             Stock
------------------------------------------------------------------------------------------------------------------------------------
NON-CURRENT INVESTMENTS
Abril S.A.                                    12.31. 2002             13,200          (3,683)           52,478                50%


IRSA International Ltd.                       12.31. 2002
Pereiraola S.A.                               12.31. 2002                100             (47)            2,676                50%

Baldovinos S.A.                               12.31. 2002                 12            (587)           11,120                50%

Palermo Invest S.A.                           12.31. 2002             78,251              710          202,916           66.6700%
Hoteles Argentinos S.A.                       12.31. 2002              9,887            7,889            1,482           79.9999%

Alto Palermo S.A. (ex SAMAP)                  12.31. 2002             70,000           52,773          723,419           49.9997%
Buenos Aires Realty S.A.                      12.31. 2002

Buenos Aires Trade and Finance Center S.A.    12.31. 2002                 12              305           26,579               100%

Argentine Realty S.A.                         12.31. 2002

Llao - Llao Resort S.A                        12.31. 2002             11,757            3,782           24,706                50%

Banco de Credito y Securitizacion S.A.        06.30. 2002             62,500         (20,370)          104,372            5,1000%
Alto Invest S.A.                              12.31. 2002                 12             (84)              693                 8%

Ritelco S.A.                                  12.31. 2002             66,970          (8,385)           40,892               100%
Valle de las Lenas S.A.                      02. 28. 2002             22,012              450           62,983           30,9500%
                                           -----------------------------------------------------------------------------------------
Total as of December 31, 2002
                                           =========================================================================================
Total as of December 31, 2001
====================================================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                                OTHER INVESTMENTS
                 Balance Sheets as of December 31, 2002 and 2001

                              In thousands of pesos


                                                                      SCHEDULE D

===============================================================================================================================
                                                                                Value as of December    Value as of December
                                    Items                                             31, 2002                31, 2001
-------------------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
Time deposits                                                                                       64                     332
Mutual funds                                                                                   144,996                   8,163
Convertible Bond APSA 2006 - Accrued interest                                                    4,213                       -
                                                                               ------------------------------------------------
Total current investments as of December 31, 2002                                              149,273                       -
                                                                               ================================================
Total current investments as of December 31, 2001                                                    -                   8,495
                                                                               ================================================
NON-CURRENT INVESTMENTS
Constitucion 1111                                                                                1,869                       -
Dique IV                                                                                         6,115                       -
Padilla 902                                                                                        244                       -
Pilar                                                                                            3,382                       -
Santa Maria del Plata                                                                          115,133                 123,415
Terrenos de Caballito                                                                           13,516                       -
Torres Jardin IV                                                                                 2,215                   3,007
                                                                               ------------------------------------------------
Subtotal                                                                                       142,474                 126,422
                                                                               ------------------------------------------------
IRSA I Trust Exchangeable Certificates Class A                                                     465                       -
IRSA I Trust Exchangeable Certificates Class B                                                     990                   1,783
IRSA I Trust Exchangeable Certificates Class C                                                   1,594                   2,854
IRSA I Trust Exchangeable Certificates Class D                                                   4,830                  17,023
Convertible Bond APSA 2006                                                                      92,085                       -
                                                                               ------------------------------------------------
Subtotal                                                                                        99,964                  21,660
                                                                               ------------------------------------------------
Art work                                                                                            37                      37
                                                                               ------------------------------------------------
Total non-current investments as of December 31, 2002                                          242,475                       -
                                                                               ================================================
Total non-current investments as of December 31, 2001                                                -                 148,119
===============================================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                            ALLOWANCES AND PROVISIONS
                     For the six-month periods beginning on
                              July 1, 2002 and 2001
                      and ended December 31, 2002 and 2001

                              In thousands of pesos

                                                                      SCHEDULE E

====================================================================================================================================

                                                                                                                   Carrying value as
                                             Balances as of                                   Carrying value as of         of
               Items                        beginning of year  Increases (1)    Decreases       December 31, 2002  December 31, 2001
------------------------------------------------------------------------------------------------------------------------------------
DEDUCTED FROM ASSETS:
  Allowance for doubful accounts                        1,197                -          (416)                 781              1,647
  Provision for impairment of inventory                11,389            6,257        (17,457)                189                  -
  Provision for impairment of fixed assets             41,942                -         (6,717)             35,225                  -
  Provision for impairment of undeveloped
      plots of land                                     9,260           13,196               -             22,456                  -
FROM LIABILITIES:
  Provisions for lawsuits                                 228              124           (64)                 288                131
  Provisions for discounts                                 12                -            (7)                   5                 24
                                            ----------------------------------------------------------------------------------------
TOTAL AS OF DECEMBER 31, 2002                          64,028           19,577       (24,661)              58,944                  -
                                            ========================================================================================
TOTAL AS OF DECEMBER 31, 2001                           1,907              157          (262)                   -              1,802
====================================================================================================================================

(1) The increase in the provision for lawsuits was allocated to the note on other expenses and the increase in the inventory valuation allowance results from the transfer of fixed assets for their subsequent sale. This does not have effects on results.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                       COST OF SALES, LEASES AND SERVICES
                    For the six - month periods beginning on
                              July 1, 2002 and 2001
                      and ended December 31, 2002 and 2001

                              In thousands of pesos

                                                                      SCHEDULE F

===================================================================================================================================
                                                                                     December 31, 2002       December 31, 2001
                                                                                  -------------------------------------------------
I. COST OF SALES
Stock as of beginning of year                                                                     35,157                   36,795
PLUS (LESS):
Purchases for the period                                                                               -                        7
Expenses (Schedule H)                                                                              1,227                    1,047
Transfers to fixed assets                                                                          (170)                        -
Transfers from fixed assets                                                                        7,187                   16,628
Transfers to investments                                                                        (25,126)                        -
LESS:                                                                                                  -                        -
Reclassification from inventories sold                                                                 -                      175
Stock as of end of period                                                                         (3,011)                 (38,313)
                                                                                  -------------------------------------------------
           SUBTOTAL                                                                               15,264                   16,339
                                                                                  -------------------------------------------------
PLUS
Cost of sales - Abril S.A.                                                                         3,090                      908
Loss from operations and holding of real estate assets                                                  -                  (4,755)
                                                                                  -------------------------------------------------
        COST OF PROPERTIES SOLD                                                                   18,354                   12,492
                                                                                  -------------------------------------------------
II. COST OF LEASES
Expenses (Schedule H)                                                                              2,841                    4,000
                                                                                  -------------------------------------------------
        COST OF PROPERTIES LEASED                                                                  2,841                    4,000
                                                                                  -------------------------------------------------
III. COST OF FEES FOR SERVICES
Expenses (Schedule H)                                                                                195                    1,176
                                                                                  -------------------------------------------------
        COST OF FEES FOR SERVICES                                                                    195                    1,176
                                                                                  -------------------------------------------------
        TOTAL COSTS OF SALES, LEASES AND SERVICES                                                 21,390                   17,668
===================================================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                     FOREIGN CURRENCY ASSETS AND LIABILITIES
                 Balance Sheets as of December 31, 2002 and 2001

                              In thousands of pesos
                                                                      SCHEDULE G

====================================================================================================================================
                                                                                                   Total as of        Total as of
                         Items                 Class     Amount      Prevailing exchange rate   December 31, 2002  December 31, 2001
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and banks:
    Cash                                        U$S       1,192,518  0,00327       (1)                  3,900                  11
    Banks                                       U$S          33,919  0,00327       (1)                    111                 663
    Savings accounts                            U$S         722,991  0,00327       (1)                  2,364                  13
    Checks to be deposited                      U$S               -  0,00327       (1)                      -                  52
Investments:
    Patriotic bond                              U$S               -  0,00327       (1)                      -               2,182
    Time deposits                               U$S               -  0,00327       (1)                      -                 332
    Mutual Funds                                U$S      17,578,114  0,00327       (1)                 57,480               8,163
    Mutual Funds                               Euros     25,521,652  0,00343       (1)                 87,496                   -
    Convertible Bond APSA 2006                  U$S       1,250,138  0,00337       (1)                  4,213                   -
Mortgages and leases receivables                U$S               -  0,00327       (1)                      -              15,491
Other receivables:
    Intercompany                                U$S      10,000,000  0,00337       (1)                 33,700              87,271
    Services to be billed                       U$S               -  0,00327       (1)                      -                 111
    Operations pendings to settlement           U$S               -  0,00327       (1)                      -               3,533
    Personnel loans and prepayments             U$S               -  0,00327       (1)                      -                  94
                                                     ----------------                      ----------------------------------------
    Total Current Assets                                 56,299,332                                   189,264             117,916
                                                     ----------------                      ----------------------------------------
NON-CURRENT ASSETS
Mortgages receivable                            U$S               -  0,00327       (1)                      -               7,066
Other receivables:
    Guarantee deposits                          U$S               -  0,00327       (1)                      -                  83
    Personnel loans and prepayments             U$S               -  0,00327       (1)                      -                 351
Investments:
    IRSA International Ltd.:
      Shares                                    U$S               -  0,00327       (1)                      -             310,438
      Convertible Bond APSA 2006                U$S      27,324,848  0,00337       (1)                 92,085                   -
                                                     ----------------                      ----------------------------------------
      Total Non-current Assets                  U$S      27,324,848                                    92,085             317,938
                                                     ----------------                      ----------------------------------------
TOTAL ASSETS AS OF DECEMBER 31, 2002            U$S      83,624,180                                   281,349                   -
                                                     ================                      ========================================
TOTAL ASSETS AS OF DECEMBER 31, 2001            U$S     435,862,690                                                       435,854
                                                     ================                      ========================================
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                U$S               -  0,00337       (1)                      -                 100
Customer advances                               U$S               -  0,00337       (1)                      -               2,675
Mortgages payable                               U$S         261,394  0,00337       (1)                    881                   -
Taxes payable                                   U$S          17,525  0,00337       (1)                     59                   -
Short term debt                                 U$S       1,417,265  0,00337       (1)                  4,777             381,536
Other liabilities:
      Debt for purchase of shares               U$S               -  0,00337       (1)                      -               1,610
      Intercompany                              U$S               -  0,00337       (1)                      -                  22
      Guarantee deposits                        U$S               -  0,00337       (1)                      -               1,285
      Provisions                                U$S               -  0,00337       (1)                      -                  24
      Collections on behalf of third parties    U$S               -  0,00337       (1)                      -                 183
                                                     ----------------                      ----------------------------------------
      Total Current Liabilities                 U$S       1,696,184                                     5,717             387,435
                                                     ----------------                      ----------------------------------------
NON-CURRENT LIABILITIES
Accounts payable                                U$S               -  0,00337       (1)                      -                 382
Long term debt                                  U$S     188,380,007  0,00337       (1)                634,840                   -
Customer advances                               U$S               -  0,00337       (1)                      -                   -
Other liabilities:
      Debt for purchase of shares               U$S               -  0,00337       (1)                      -               1,582
      Guarantee deposits                        U$S               -  0,00337       (1)                      -               2,867
      Directors' deposits                       U$S               -  0,00337       (1)                      -                  18
                                                     ----------------                      ----------------------------------------
      Total Non-current Liabilities             U$S     188,380,007                                   634,840               4,849
                                                     ----------------                      ----------------------------------------
TOTAL LIABILITIES AS OF DECEMBER 31, 2002       U$S     190,076,191                                   640,557                   -
                                                     ================                      ========================================
TOTAL LIABILITIES AS OF DECEMBER 31, 2001       U$S     392,284,507                                         -             392,284
===================================================================================================================================

(1)      Official rate of exchange quoted by Banco Nacion at December 31, 2002.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

          INFORMATION REQUIRED BY LAW 19,550, SECTION 64, PARAGRAPH B)
                     For the six-month periods beginning on
                              July 1, 2002 and 2001
                      and ended December 31, 2002 and 2001

                              In thousands of pesos
                                                                      SCHEDULE H

===================================================================================================================================



                                                    Total as of      Cost of properties   Cost of properties    Cost of fees for
                     Items                       December 31, 2002         leased                sold               services
-----------------------------------------------------------------------------------------------------------------------------------
 Directors' fees                                                92                    -                    -                    -
 Fees and payments for                                         700                    -                    -                    -
 services
 Salaries, bonuses and social security charges               1,647                    -                    -                    -
 Other expenses of personnel administration                    321                    -                    -                    -
 Depreciation and amortization                               3,962                1,671                    -                    -
 Maintenance of buildings                                    2,445                1,170                1,227                    -
 Utilities and postage                                           7                    -                    -                    -
 Travel expenses                                                54                    -                    -                    -
 Advertising and promotion                                     128                    -                    -                    -
 Fees and expenses for property sold                           556                    -                    -                    -
 Local transportation and stationery                            70                    -                    -                    -
 Taxes, rates and assessments                                    -                    -                    -                    -
 Subscriptions and dues                                         67                    -                    -                    -
 Interest and indexing adjustments                          19,218                    -                    -                    -
 Bank charges                                                  199                    -                    -                    -
 Safety box and stockbroking charges                            82                    -                    -                    -
 Doubtful                                                        -                    -                    -                    -
 accounts
 Insurance                                                      23                    -                    -                    -
 Security                                                        8                    -                    -                    -
 Courses                                                         7                    -                    -                    -
 Lawsuits                                                        -                    -                    -                    -
 Results of  trust                                               -                    -                    -                    -
 Rents                                                         155                    -                    -                    -
 Other                                                         345                    -                    -                  195
                                                -----------------------------------------------------------------------------------
 Total as of December 31, 2002                              30,086                2,841                1,227                  195
                                                ===================================================================================
 Total as of December 31, 2001                                   -                4,000                1,047                1,176
===================================================================================================================================

===================================================================================================================================
                                                                          Expenses
                                                --------------------------------------------------------------

                                                                                                                  Total as of
                    Items                         Administration          Selling            Financing        December 31, 2001
-----------------------------------------------------------------------------------------------------------------------------------
 Directors' fees                                                 92                   -                    -                  663
 Fees and payments for                                          700                   -                    -                1,318
 services
 Salaries, bonuses and social security charges                1,647                   -                    -                4,259
 Other expenses of personnel administration                     321                   -                    -                   15
 Depreciation and amortization                                  417                   -                1,874                7,469
 Maintenance of buildings                                        48                   -                    -                3,238
 Utilities and postage                                            7                   -                    -                   20
 Travel expenses                                                 54                   -                    -                   15
 Advertising and promotion                                       64                  64                    -                  698
 Fees and expenses for property sold                              -                 556                    -                  565
 Local transportation and stationery                             70                   -                    -                   98
 Taxes, rates and assessments                                     -                   -                    -                   20
 Subscriptions and dues                                          67                   -                    -                  133
 Interest and indexing adjustments                                -                   -               19,218               21,057
 Bank charges                                                     -                   -                  199                  369
 Safety box and stockbroking charges                             72                   -                   10                   72
 Doubtful                                                         -                   -                    -                   37
 accounts
 Insurance                                                       23                   -                    -                    4
 Security                                                         8                   -                    -                   17
 Courses                                                          7                   -                    -                   59
 Lawsuits                                                         -                   -                    -                   92
 Results of  trust                                                -                   -                    -                  997
 Rents                                                          155                   -                    -                    -
 Other                                                          150                   -                    -                1,353
                                                -----------------------------------------------------------------------------------
 Total as of December 31, 2002                                3,902                 620               21,301                    -
                                                ===================================================================================
 Total as of December 31, 2001                                8,325               1,233               26,787               42,568
===================================================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

            BREAKDOWN BY MATURITY DATE OF RECEIVABLES AND LIABILITIES
                        AS OF DECEMBER 31, 2002 AND 2001

                              In thousands of pesos
                                                                      SCHEDULE I

====================================================================================================================================
                                                                       WITH MATURITY DATE
                             -------------------------------------------------------------------------------------------------------
                                                                             TO DUE
                                      -------------------------------------------------------------------------------------
                                               FROM 3    FROM 6   FROM 9    FROM 1    FROM 2    FROM 3    FROM 4
                    WITHOUT  FALLING  UP TO 3   TO 6      TO 9     TO 12     TO 2      TO 3      TO 4      PERIODS TOTAL TO  TOTAL
                      TERM      DUE    MONTHS  MONTHS    MONTHS   MONTHS    PERIODS   PERIODS   PERIODS     ON      DUE    WITH TERM
------------------------------------------------------------------------------------------------------------------------------------
2002
Assets
   Investments        150,680        -    4,213       -        -         -       720     4,489    93,238     1,517 104,177   104,177
   Receivables          2,442    5,335   39,142     542      477       815     1,880     1,861     1,846     6,885  53,448    58,783
Liabilities
   Loans                    -        -    1,257   3,520        -         -         -    29,784    29,784   575,272 639,617   639,617
   Other liabilities      308      260    4,173     208    1,215     1,295       417       453       355       136   8,252     8,512

------------------------------------------------------------------------------------------------------------------------------------
2001
Assets
   Investments         15,123        -       89      39       44       159         -       460    11,781     9,419  21,991    21,991
   Receivables              -    1,637   69,749  61,501    3,365     1,253     4,694     8,990     4,563    15,692 169,807   171,444
Liabilities
   Loans                    -        -  177,740 189,326        -    15,275         -         -         -         - 382,341   382,341
   Other liabilities       74        -   17,138     135      493     5,071     2,712     1,302       188       648  27,687    27,687
====================================================================================================================================

===========================================================
                                         INTEREST
                              ------------------------------
                                               ACCRUED
                                         --------------------

                         TOTAL   NO        FIXED     VARIABLE
                               ACRCRUED    TERM      TERM
-------------------------------------------------------------
2002
Assets
   Investments         254,857     4,241    95,223   155,393
   Receivables          61,225    60,058       865       302
Liabilities
   Loans               639,617     4,777   390,920   243,920
   Other liabilities     8,820     6,920     1,900         -

-------------------------------------------------------------
2001
Assets
   Investments          37,114    17,021     4,969    15,124
   Receivables         171,444    93,415    19,420    58,609
Liabilities
   Loans               382,341     2,350    58,917   321,074
   Other liabilities    27,761    24,112     3,649         -
=============================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                 UNAUDITED BALANCE SHEET AS OF DECEMBER 31, 2002

                          Stated in thousands of pesos


1.       None

2.       None

3.       Additional information on assets and liabilities

==================================================================================================================================
                                                         WITH NO
                                       FALLING DUE       MATURITY                       TO DUE (POINT 3 C)
                                                           DATE
                              --------------------------------------------------------------------------------------------
               CONCEPT         30.09.02     30.11.02      CURRENT      31.03.03    30.06.03          30.09.03    31.12.03   TOTAL
----------------------------------------------------------------------------------------------------------------------------------
RECEIVABLES
Receivables for sale                 -            -            -         4,131          89                24           17   4,261
Other receivables                5,335            -        2,442        35,011         453               453          798  44,492
                              ----------------------------------------------------------------------------------------------------
Total                            5,335            -        2,442        39,142         542               477          815  48,753

LIABILITIES
Customer advances                    -            -            -           248          53                53           53     407
Taxes payables                       -            -            -           630           -                 -          162     792
Trade accounts payable               -            -            -         2,261           -                 -            -   2,261
Mortgages payable                    -            -            -          (16)        (16)               913            -     881
Other liabilities                    -          260          308           943         171                63        1,080   2,825
Short and long term debts            -            -            -         1,257       3,520                 -            -   4,777
Salaries and social securities                    -
payables                             -                         -           107           -               186            -     293
                              ----------------------------------------------------------------------------------------------------
Total                                -          260          308         5,430       3,728             1,215        1,295  12,236
==================================================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                 UNAUDITED BALANCE SHEET AS OF DECEMBER 31, 2002

3.       (Continued)       Stated in thousands of pesos

===================================================================================================================================
                                                                                                      TO MATURE (POINT 3 C)
                                             --------------------------------------------------------------------------------------
                              WITHOUT ANY
                             FIXED DUE DATE
               ITEMS         (NON-CURRENT)       31.03.04          30.06.04         30.09.04         31.12.04          31.03.05
-----------------------------------------------------------------------------------------------------------------------------------
RECEIVABLES
Receivables for sale                  -                29               72               17                 6               22
Other receivables                     -               453              453              453               397              454
Total                                 -               482              525              470               403              476

LIABILITIES
Customer advances                     -                53               53               53                53               53
Other liabilities                     -                32               63               53                57                -
Short and long  term debts            -                 -                -                -                 -            7,446
Total                                 -                85              116              106               110            7,499

===================================================================================================================================

=========================================================================

                           ----------------------------------------------


               ITEMS           30.06.05         30.09.05        31.12.05
-------------------------------------------------------------------------
RECEIVABLES
Receivables for sale                  6              17               3
Other receivables                   453             453             453
Total                               459             470             456

LIABILITIES
Customer advances                    53              53              53
Other liabilities                    96              39             106
Short and long  term debts        7,446           7,446           7,446
Total                             7,595           7,538           7,505

=========================================================================


=========================================================================================================================
                                                                                    TO MATURE (POINT 3 C)
                          -----------------------------------------------------------------------------------------------
             ITEMS          31.3.06         30.6.06         30.9.06        31.12.06        31.3.07         30.6.07
-------------------------------------------------------------------------------------------------------------------------
RECEIVABLES
Receivables for sale            21               4               4              4              27              70
Other receivables              453             453             453            454           6.788               -
Total                          474             457             457            458           6.815              70

LIABILITIES
Customer advances               53              50              50             50             127               -
Other liabilities              120               -              32              -               -               -
Short and long term debt     7.446           7.446           7.446          7.446          14.892          14.892
Total                        7.619           7.496           7.528          7.496          15.019          14.892

=========================================================================================================================

===================================================================================

                          ---------------------------------------------
             ITEMS          30.9.07        31.12.09        30.9.17          TOTAL
-----------------------------------------------------------------------------------
RECEIVABLES
Receivables for sale             -               -              -             302
Other receivables                -               -              -          12.170
Total                            -               -              -          12.472

LIABILITIES
Customer advances                -               -              -             754
Other liabilities                -               -              9             607
Short and long term debt    14.892         530.596              -         634.840
Total                       14.892         530.596              9         636.201

===================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                UNAUDITED BUENOS AIRES STOCK EXCHANGE REGULATIONS
                      BALANCE SHEET AS OF DECEMBER 31, 2002

                          Stated in thousands of pesos

The classification of receivables and liabilities is as follows:

4-a.     Breakdown by currency and maturity

====================================================================================================================================
                                                         CURRENT                                       NON-CURRENT
                                     -----------------------------------------------------------------------------------------------

                                                        FOREIGN                           LOCAL          FOREIGN          TOTAL
                 ITEMS               LOCAL CURRENCY     CURRENCY      TOTAL CURRENT     CURRENCY        CURRENCY       NON-CURRENT
------------------------------------------------------------------------------------------------------------------------------------
 ACCOUNTS RECEIVABLES
 Receivables for sale                       4,261                -            4,261             302               -             302
 Other receivables                         34,492           10,000           44,492          12,170               -          12,170
                                     -----------------------------------------------------------------------------------------------
 Total                                     38,753           10,000           48,753          12,472               -          12,472
====================================================================================================================================

 LIABILITIES
 Customer advances                            407                -              407             754               -             754
 Taxes payable                                775               17              792               -               -               -
 Trade accounts payable                     2,261                .            2,261               -               -               -
 Mortgages payable                            620              261              881               -               -               -
 Other liabilities                          2,825                -            2,825             607               -             607
 Short and long term debt                   3,360            1,417            4,777         446,460         188,380         634,840
 Salaries and social security payable         293                -              293               -               -               -
                                     -----------------------------------------------------------------------------------------------
 Total                                     10.541            1.695           12.236         447.821         188.380         636.201
====================================================================================================================================


==========================================================================================================


                                                                          TOTAL IN
                                        TOTAL        TOTAL IN LOCAL        FOREIGN            TOTAL
                 ITEMS                                  CURRENCY          CURRENCY
----------------------------------------------------------------------------------------------------------
 ACCOUNTS RECEIVABLES
 Receivables for sale                       4,563              4,563                 -             4,563
 Other receivables                         56,662             46,662            10,000            56,662
                                     ---------------------------------------------------------------------
 Total                                     61,225             51,225            10,000            61,225
==========================================================================================================

 LIABILITIES
 Customer advances                          1,161              1,161                 -             1,161
 Taxes payable                                792                775                17               792
 Trade accounts payable                     2,261              2,261                 -             2,261
 Mortgages payable                            881                620               261               881
 Other liabilities                          3,432              3,432                 -             3,432
 Short and long term debt                 639,617            449,820           189,797           639,617
 Salaries and social security payable         293                293                 -               293
                                     ---------------------------------------------------------------------
 Total                                    648.437            458.362           190.075           648,437
==========================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                 UNAUDITED BALANCE SHEET AS OF DECEMBER 31, 2002

                          Stated in thousands of pesos

4-b. Breakdown by adjustment clause

====================================================================================================================================
                                                       CURRENT                                         NON-CURRENT
                                     -----------------------------------------------------------------------------------------------
                                       WITHOUT          WITH                            WITHOUT          WITH
                   ITEMS             ADJUSTMENT      ADJUSTMENT     TOTAL CURRENT     ADJUSTMENT      ADJUSTMENT          TOTAL
                                       CLAUSE          CLAUSE                           CLAUSE          CLAUSE         NON-CURRENT
------------------------------------------------------------------------------------------------------------------------------------
 ACCOUNTS RECEIVABLES
 Receivables                               4,261             -            4,261             302               -               302
 Other receivables                        44,492             -           44,492          12,170               -            12,170
                                     -----------------------------------------------------------------------------------------------
 Total                                    48,753             -           48,753          12,472               -            12,472
====================================================================================================================================

 LIABILITIES
 Customer advances                           407             -              407             754               -               754
 Taxes payable                               792             -              792               -               -                 -
 Trade accounts payable                    2,261             -            2,261               -               -                 -
 Mortgages payable                           881             -              881               -               -                 -
 Other liabilities                         2,825             -            2,825             607               -               607
 Short and long term debt                  4,777             -            4,777         634,840               -           634,840
 Salaries and social security payable        293             -              293               -               -                 -
                                     -----------------------------------------------------------------------------------------------
 Total                                    12,236             -           12,236         636,201               -           636,201
====================================================================================================================================

==============================================================================================================


                                                         TOTAL WITHOUT       TOTAL WITHT
                   ITEMS                   TOTAL           ADJUSTMENT        ADJUSTMENT           TOTAL
                                                             CLAUSE            CLAUSE
-----------------------------------------------------------------------------------------------------------
 ACCOUNTS RECEIVABLES
 Receivables                                 4,563              4,563                 -             4,563
 Other receivables                          56,662             56,662                 -            56,662
                                     ----------------------------------------------------------------------
 Total                                      61,225             61,225                 -            61,225
===========================================================================================================

 LIABILITIES
 Customer advances                           1,161              1,161                 -             1,161
 Taxes payable                                 792                792                 -               792
 Trade accounts payable                      2,261              2,261                 -             2,261
 Mortgages payable                             881                881                 -               881
 Other liabilities                           3,432              3,432                 -             3,432
 Short and long term debt                  639,617            639,617                 -           639,617
 Salaries and social security payable          293                293                 -               293
                                     ----------------------------------------------------------------------
 Total                                     648,437            648,437                 -           648,437
===========================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                 UNAUDITED BALANCE SHEET AS OF DECEMBER 31, 2002


                          Stated in thousands of pesos

4-c.     Breakdown of accounts receivable and liabilities by interest clause

====================================================================================================================================
                                                  CURRENT                                           NON-CURRENT
                               -----------------------------------------------------------------------------------------------------
                                                           NOT-                                               NOT-
                                 ACCRUING INTEREST      ACCRUING      TOTAL        ACCRUING INTEREST       ACCRUING     TOTAL NON-
                                                         INTEREST    CURRENT                               INTEREST      CURRENT
------------------------------------------------------------------------------------------------------------------------------------
                                 FIXED       VARIABLE                              FIXED      VARIABLE
                                  RATE         RATE                                RATE         RATE
                               ------------------------                        -------------------------
 ACCOUNTS RECEIVABLES
 Receivables                          865           -       3,396       4,261            -         302             -           302
 Other receivables                      -           -      44,492      44,492            -           -        12,170        12,170
                               -----------------------------------------------------------------------------------------------------
 Total                                865           -      47,888      48,753            -         302        12,170        12,472
====================================================================================================================================

 LIABILITIES
 Customer advances                      -           -         407         407            -           -           754           754
 Taxes payable                          -           -         792         792            -           -             -             -
 Trade accounts payable                 -           -       2,261       2,261            -           -             -             -
 Mortgages payable                    881           -           -         881            -           -             -             -
 Other liabilities                  1,019           -       1,806       2,825            -           -           607           607
 Short and long term debt               -           -       4,777       4,777      516,890     117,950             -       634,840
 Salaries and social security
 payable                                -           -         293         293            -           -             -             -
                               -----------------------------------------------------------------------------------------------------
 Total                              1,900           -      10,336      12,236      516,890     117,950         1,361       636,201
====================================================================================================================================

=====================================================================================


                                              TOTAL          TOTAL
                                  TOTAL      ACCRUING    NOT-ACCRUING      TOTAL
                                             INTEREST      INTEREST
-------------------------------------------------------------------------------------



 ACCOUNTS RECEIVABLES
 Receivables                         4,563       1,167          3,396         4,563
 Other receivables                  56,662           -         56,662        56,662
                              -------------------------------------------------------
 Total                              61,225       1,167         60,058        61,225
=====================================================================================

 LIABILITIES
 Customer advances                   1,161           -          1,161         1,161
 Taxes payable                         792           -            792           792
 Trade accounts payable              2,261           -          2,261         2,261
 Mortgages payable                     881         881              -           881
 Other liabilities                   3,432       1,019          2,413         3,432
 Short and long term debt          639,617     634,840          4,777       639,617
 Salaries and social security
 payable                               293           -            293           293
                              -------------------------------------------------------
 Total                             648,437     636,740         11,697       648,437
=====================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                 UNAUDITED BALANCE SHEET AS OF DECEMBER 31, 2002

                          Stated in thousands of pesos

5.       Intercompany

         a.      Intercompany interest
                 See Schedule C to the financial statements.

         b.      Intercompany debit/credit balances (Note 10)

         Current mortgages and leases receivables

         =====================================================================
                                                         December 31, 2002
                                                      ------------------------
         Intercompany:
             Abril S.A.                                                   7
             Alternativa Gratis S.A.                                      2
             Alto Palermo S.A.                                          844
             Altocity.Com S.A.                                           74
             Baldovinos S.A.                                            609
             Dolphin Fund Management S.A.                                 1
             Inversora Bolivar S.A                                      706
             Red Alternativa S.A.                                        15
             Tarshop Sociedad Anonima                                     1
         =====================================================================

           Other current receivables

         =====================================================================
                                                         December 31, 2002
                                                      ------------------------
         Intercompany:
             Ritelco S.A.                                            30,905
             Inversora Bolivar S.A.                                     519
             Palermo Invest S.A                                       5,336
         =====================================================================

         Current trade accounts payable

         =====================================================================
                                                         December 31, 2002
                                                      ------------------------
         Intercompany:
             Alto Palermo S.A.                                          320
             Dolphin Fund Management S.A.                                 3
             Fibesa S.A.                                                  2
             Hoteles Argentinos S.A.                                      2
         =====================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                 UNAUDITED BALANCE SHEET AS OF DECEMBER 31, 2002

                          Stated in thousands of pesos

         Other current liabilities

         ==================================================================
                                                      December 31, 2002
                                                   ------------------------
         Intercompany:
             Alto Palermo S.A.                                       352
             Baldovinos S.A.                                          37
             Llao Llao Resorts S.A.                                   35
         ==================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                BUSINESS OVERVIEW

                              In thousands of pesos


              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                 UNAUDITED BALANCE SHEET AS OF DECEMBER 31, 2002


                           Stated in thousands of pesos


6.       None.

7. In view of the nature of the inventory, no physical inventories are performed and there are no frozen assets.

8. Not applicable. See Notes 2.a., 2.b., 2.c. and 2.d. to the unaudited financial statements.

9.       None.

10.      None.

11.      None.

12. See Notes 2.a., 2.b., 2.c. and 2.d. to the unaudited financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                BUSINESS OVERVIEW

                              In thousands of pesos

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                 UNAUDITED BALANCE SHEET AS OF DECEMBER 31, 2002

                          Stated in thousands of pesos

13.      Insured Assets.

                                            Insured      Accounting
                                            amounts         values                             Risk covered
                                         --------------  -------------- ------------------------------------------------------------
Alsina 934 Capital                   (3)         1,890           1,488  Fire, explosion with additional coverage and debris removal
Alsina 934 Capital                   (3)           308                  Third party liability with additional coverage and minor
                                                                 1,488  risks.

Av. de Mayo 589-99 Capital                       4,662           4,126  Fire, explosion with additional coverage and debris removal

Av. Alicia M. de Justo 1714 Dock 13
Capital                              (1)        17,000              53  Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 1714 Dock 13
Capital                              (1)           555              53  Third party  liability with  additional  coverage and minor risks.
Av. Alicia M. de Justo 750 Dock 5
Capital                              (1)        16,775               -  Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 750 Dock 5
Capital                              (1)           202               -  Third party liability with additional coverage and minor risks.
Av. Alicia M. de Justo 840 Dock 6
Capital                              (1)        17,550               -  Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 840 Dock 6                                       Third party liability with additional coverage and minor
Capital                              (1)           406               -  risks.

Bolivar 108 e H. Yrigoyen 476 Capital           10,395               -  Fire, explosion with additional coverage and debris removal
Bolivar 108 e H. Yrigoyen 476 Capital            3,829                  Third party liability with additional coverage and minor
                                                                     -  risks.

Constitucion 1111 Capital                          460             402  Fire, explosion with additional coverage and debris removal
Constitucion 1111 Capital                        1,000             402  Third party  liability with  additional  coverage and minor risks.
Constitucion 1111 TIA Capital                    3,625             402  Fire, explosion with additional coverage and debris removal

Dorrego 1916 Capital                 (4)        17,430              13  Fire, explosion with additional coverage and debris removal
Dorrego 1916 Capital                 (4)           506              13  Third party liability with additional coverage and minor risks.

Edificios costeros Dique 2 Este.
Dockitos. P. Madero Capital                     29,400          23,488  Fire, explosion with additional coverage and debris removal
Edificios costeros Dique 2 Este.
Dockitos. P. Madero Capital                      2,021          23,488  Third party  liability with  additional  coverage and minor risks.
Edificios costeros Dique 4 O.
Cosentini 240 Capital                (1)        17,000          17,551  Fire, explosion with additional coverage and debris removal
Edificios costeros Dique 4 O.
Cosentini 240 Capital                (1)         1,002          17,551  Third party  liability with  additional  coverage and minor risks.
F. Alcorta 3351 Palacio Alcorta
Capital                              (1)        30,250               -  Fire, explosion with additional coverage and debris removal
F. Alcorta 3351 Palacio Alcorta
Capital                              (1)         1,655               -  Third party liability with additional coverage and minor risks.
Gurruchaga 274 Torres Jardin III
Capital                              (2)        10,736             140  Fire, explosion with additional coverage and debris removal
Gurruchaga 274 Torres Jardin III
Capital                              (2)           601             140  Third party  liability with  additional  coverage and minor risks.
ING Butty 240 Laminar Plaza Capital  (1)        47,250          28,041  Fire, explosion with additional coverage and debris removal
ING Butty 240 Laminar Plaza Capital  (1)         4,130          28,041  Third party  liability with  additional  coverage and minor risks.
Libertador 450-98  Capital           (1)        67,200          34,992  Fire, explosion with additional coverage and debris removal
Libertador 450-98  Capital           (1)         3,758          34,992  Third party  liability with  additional  coverage and minor risks.


              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                BUSINESS OVERVIEW

                              In thousands of pesos

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                 UNAUDITED BALANCE SHEET AS OF DECEMBER 31, 2002

                          Stated in thousands of pesos

13.      Insured Assets (Continued)

                                            Insured      Accounting
                                            amounts        values                              Risk covered
                                         -------------- --------------  ------------------------------------------------------------
Av. Libertador 602  Capital          (1)                                Third party  liability with  additional  coverage and minor
                                                25,200          2,488   risks.
Av. Libertador 602  Capital          (1)         1,002          2,488   Fire, explosion with additional coverage and debris removal

Madero 1020 Capital                  (1)        56,700          7,665   Fire, explosion with additional coverage and debris removal
Madero 1020 Capital                  (1)         3,283          7,665   Third party liability with additional coverage and minor
                                                                        risks.

Madero 940  Capital                  (1)        36,960          3,857   Fire, explosion with additional coverage and debris removal
Madero 940  Capital                  (1)         1,315          3,857   Third party  liability with  additional  coverage and minor risks.

Maipu 1270 - 1300 Capital                       44,100         40,832   Fire, explosion with additional coverage and debris removal
Maipu 1270 - 1300 Capital                        2,778         40,832  Third party liability with additional coverage and minor risks.

Padilla 870 Torres Jardin II Capital (2)         9,450            355   Fire, explosion with additional coverage and debris removal
Padilla 870 Torres Jardin II Capital (2)           607            355   Third party  liability with  additional  coverage and minor risks.

Reconquista 823 Capital                         13,000         17,480   Fire, explosion with additional coverage and debris removal

Rivadavia 2768 Capital               (1)         3,610            152   Fire, explosion with additional coverage and debris removal
Rivadavia 2768 Capital               (1)           251            152   Third party liability with additional coverage and minor
                                                                        risks.

Sarmiento 501                        (1)         3,885            605   Fire, explosion with additional coverage and debris removal
Sarmiento 501                        (1)           607            605   Third party  liability with  additional  coverage and minor risks.

Serrano 287 Torres Jardin I Capital  (2)         9,450             53   Fire, explosion with additional coverage and debris removal
Serrano 287 Torres Jardin I Capital  (2)           607             53   Third party  liability with  additional  coverage and minor risks.

Suipacha 664                                    31,500          9,968   Fire, explosion with additional coverage and debris removal
Suipacha 664                                     2,722          9,968   Third party liability with additional coverage and minor
                                                                        risks.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                BUSINESS OVERVIEW

                              In thousands of pesos

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                 UNAUDITED BALANCE SHEET AS OF DECEMBER 31, 2002

                          Stated in thousands of pesos

General

In the case of insurance covering fire and explosion with additional coverage, the amounts insured are stated at replacement and/or reconstruction to an "as new" condition value, not including land and foundations, due to the apportionment rules.

Insured amounts correspond to units belonging to the company that are being sold, and/or units sold under mortgages not having individual policies with assigned rights.

Notes:

(1) Insured amounts correspond to the total for the building. The amount insured for each co-owner is obtained by applying the percentage of co-ownership to the total insurance.

(2)      Insured amounts correspond solely to jointly held areas.

(3) Insurance purchased by tenants with provisions for the assignment of rights.

(4)      Insured amounts correspond to units not yet having a bill of sale.

(5) Insured amounts correspond to common areas and partially to individual areas.


In our opinion, the above-described policies adequately cover current risks.

14.      Not applicable.

15.      See comments in Note 1 to the consolidated financial statements.

16.      Not applicable.

17.      None.

18. In accordance which was stipulated in loans agreements, the Company shall not distribute dividends until this obligations would be cancelled.



BUENOS AIRES, FEBRUARY 10, 2003.

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                BUSINESS OVERVIEW

                              In thousands of pesos

1. BRIEF COMMENTS ON THE COMPANY'S ACTIVITIES DURING THE PERIOD, INCLUDING REFERENCES TO SIGNIFICANT EVENTS AFTER THE END OF THE PERIOD.

         See attached.

2. CONSOLIDATED SHAREHOLDERS' EQUITY STRUCTURE AS COMPARED WITH THE SAME PERIOD FOR THE FOUR PREVIOUS YEARS.

                                             December 31,     December 31,       December 31,      December 31,      December 31,
                                                 2002             2001               2000              1999              1998
                                            ---------------  ---------------  ------------------  ----------------  ----------------
         Current Assets                            327,764          225,138             363,891          364,993           338,402
         Non-Current Assets                      1,752,954        1,340,968           1,427,584        1,580,560         1,562,318
                                            ---------------  ---------------  ------------------  ----------------  ----------------
         TOTAL                                   2,080,718        1,566,106           1,791,475        1,945,553         1,900,720
                                            ===============  ===============  ==================  ================  ================
         Current Liabilities                       128,589          493,115             351,517          408,437           395,329
         Non-Current Liabilities                   849,467           34,045             195,872          126,625           190,172
                                            ---------------  ---------------  ------------------  ----------------  ----------------
         SUBTOTAL                                  978,056          527,160             547,389          535,062           585,501
                                            ---------------  ---------------  ------------------  ----------------  ----------------
         Minority interest in subsidiaries         462,035           87,616             126,981          123,022           120,216
                                            ---------------  ---------------  ------------------  ----------------  ----------------
         Shareholders' Equity                      640,627          951,330           1,117,106        1,287,470         1,195,003
                                            ---------------  ---------------  ------------------  ----------------  ----------------
         TOTAL                                   2,080,718        1,566,106           1,791,476        1,945,554         1,900,720
                                            ===============  ===============  ==================  ================  ================

3.       CONSOLIDATED INCOME STRUCTURE AS COMPARED WITH THE SAME PERIOD FOR THE
         FOUR PREVIOUS YEARS.

                                             December 31,      December 31,       December 31,     December 31,      December 31,
                                                 2002              2001               2000             1999              1998
                                            ----------------  ----------------  ----------------  ----------------  ----------------
         Operating ordinary profit                    968            11,952             22,225           16,601            35,603
         Financial results                        147,676          (96,023)           (48,360)           22,930          (22,068)
         Equity in earnings of affiliated
         companies                                (2,976)          (28,188)              8,440            8,920            20,638
         Other income (expenses)                   10,765           (2,917)            (2,935)              810            13,051
                                            ----------------  ----------------  ----------------  ----------------  ----------------
         GAIN BEFORE TAXES                        156,433         (115,176)           (20,630)           49,261            47,224
         Income tax/ asset tax                    (2,601)           (3,260)              (321)          (6,998)              (17)
         Minority interest                       (26,783)           (1,133)            (1,373)          (2,791)           (4,177)
                                            ----------------  ----------------  ----------------  ----------------  ----------------
         NET  INCOME                              127,049         (119,569)           (22,324)           39,472            43,030
                                            ================  ================  ================  ================  ================

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                BUSINESS OVERVIEW

                              In thousands of pesos


4.       STATISTICAL DATA AS COMPARED WITH THE SAME PERIOD OF THE FOUR PREVIOUS
         YEARS.


         Summary of properties sold in units and thousands of pesos.

                                              Accumulated as   Accumulated as   Accumulated as   Accumulated as   Accumulated as
                                                    of               of               of               of               of
                       Real Estate             December 31,       December       December 31,     December 31,     December 31,
                                                   2002           31, 2001           2000             1999             1998
                                                    (1)              (1)              (1)              (1)              (1)
         ------------------------------------ ---------------- ---------------- ---------------- ---------------- ----------------
         Apartments & Loft Buildings
         Torres Jardin                                   112            1,617            4,980            3,864            6,815
         Torres de Abasto                                441            4,280             9,553        (12,545)           45,920
         Alcorta Palace                                    1              520                -               20            2,012
         Concepcion Arenal and Dorrego 1916                -              107            3,109            1,647              657
         Alto Palermo Park                               914            2,598                -            5,037            5,476
         Other                                           404            1,418            1,267              591            2,691

         Residential Communities
         Abril / Baldovinos                            7,346            4,750           10,327           11,811           15,668
         Villa Celina I, II and III                       28             (51)               57              118            2,302
         Villa Celina IV and V                             -               44            2,012                -                -
         Other                                             -                -                -              249            4,556

         Undeveloped parcels of land
         Monserrat                                         -                -            1,790                -                -
         Dique IV                                          -                -           12,220                -                -

         Other
         Madero 940                                    1,637                -                -                -                -
         Puerto Madero Dock 6                            139               64                -                -              860
         Libertador 498                                2,296                -                -                -                -
         Constitucion 1111                             1,973                -                -                -                -
         Av. de Mayo 701                                   -                -            3,085                -                -
         Madero 1020                                   5,585                -                -                -                -
         Santa Fe 1588                                     -            8,107                -                -                -
         Other                                           592              127              181              746              220
                                              ---------------- ---------------- ---------------- ---------------- ----------------
                                                      21,468           23,581           48,581           11,538           87,177
                                              ================ ================ ================ ================ ================

(1)      Deductions on account of gross sales tax are not included.

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                BUSINESS OVERVIEW

                              In thousands of pesos



5.       KEY RATIOS AS COMPARED WITH THE SAME PERIOD OF THE FOUR PREVIOUS YEARS.

                          December 31,              December 31,               December 31,
                              2002                      2001                       2000
                        -----------------         -----------------          -----------------
LIQUIDITY RATIO
Current Assets                   327,764   = 2,55          225,138  = 0,46            363,891  = 1,04
                        -----------------         -----------------          -----------------

Current Liabilities              128,589                   493,115                    351,517

INDEBTEDNESS RATIO
Total liabilities                978,056  = 1,53           527,160  = 0,55            547,389  = 0,49
                        -----------------         -----------------          -----------------

Shareholders' Equity             640,627                   951,330                  1,117,106


  INCOME BEFORE INCOME TAX, TAX ON ASSETS AND MINORITY INTEREST.

                          December 31,            December 31,                December 31,
                              2002                    2001                        2000
                        -----------------       -----------------           -----------------
Income
Before income tax/
Tax on assets                    156,433 = 0,30        (115,176)  =(0,11)           (20,630) = (0,02)
                        -----------------       -----------------           -----------------
Shareholders' equity at          513,578               1,070,898                   1,139,429
end excluding (loss)
income for the period

                            December 31,              December 31,
                                1999                      1998
                          -----------------         -----------------
LIQUIDITY RATIO
Current Assets                     364,993  = 0,89           338,402  = 0,86

                          -----------------         -----------------
Current Liabilities                408,437                   395,329

INDEBTEDNESS RATIO
Total liabilities                  535,062  = 0,42           585,501  = 0,49

                          -----------------         -----------------
Shareholders' Equity             1,287,470                 1,195,003


  INCOME BEFORE INCOME TAX, TAX ON ASSETS AND MINORITY INTEREST.

                           December 31,              December 31,
                               1999                      1998
                         -----------------         -----------------
Income
Before income tax/
Tax on assets                      49,261  = 0,04            47,225 = 0,04
                         -----------------         -----------------
Shareholders' equity at         1,247,998                 1,151,972
end excluding (loss)
income for the period

IQ03 Highlights, including significant operations occurred after December 31, 2002.

I. OFFICES AND OTHER RENTAL PROPERTIES

During the six-month period ended December 31, 2002, revenues from the Company's rental portfolio reached Ps.9.6 million, as compared to Ps.26.8 million in the same period for fiscal year 2002. The average occupancy rate registered a rise from 69% as of September 30, 2002, to 72% as of December 31, 2002. Since the dramatic collapse of our income after the pesification of our leasing agreements income has remained pretty stable.

During this quarter, the Company sold some of its rental properties with the aim to concentrate our ownership in whole buildings.

SALE OF MADERO 1020 OFFICES - On October 31, 2002, our Company sold floor 2 and 8 parking spaces located in the office building of "Madero 1020", for US$ 370,000.

SALE OF LIBERTADOR 498 OFFICES - On November 4, 2002, we sold floor 27, 8 parking spaces and 7 complementary units, located in the office building "El Rulero" (Libertador 498), for a total of US$ 650,000.

The chart below presents information on the Company's offices and other rental properties as of December 31, 2002.

OFFICES AND OTHER RENTAL PROPERTIES

                                               LEASABLE                 MONTHLY                                               BOOK
                                                 AREA                   RENTAL        TOTAL RENTAL INCOME FOR THE PERIOD      VALUE
                                   DATE OF        (M2)   OCCUPANCY      INCOME        ENDED DECEMBER 31,2002, PS.000 (4)     PS.000
                                 ACQUISITION      (1)     RATE(2)     PS./000 (3)       2003          2002         2001        (5)
------------------------------------------------------------------------------------------------------------------------------------
OFFICES
Inter-Continental Plaza (6)       11/18/97      22,535      77%           488          3,430         7,600        8,045      63,938
Libertador 498                    20/12/95      10,533      62%           213          1,224         3,195        3,600      34,992
Maipu 1300                        09/28/95      10,325      73%           192          1,135         3,085        3,247      40,831
Laminar Plaza                     03/25/99       6,521      90%           256          1,510         2,867        2,557      28,042
Madero 1020                       12/21/95       3,075      74%            75           430          1,434        2,047       7,625
Reconquista 823/41                11/12/93       6,100      0%             0              0          1,506        1,637      17,480
Suipacha 652/64                   11/22/91      11,453      45%            51           296           903         1,569       9,968
Edificios Costeros                03/20/97       6,389      31%            25           220          1,082        1,122      23,488
Costeros Dique IV                 08/29/01       5,437      48%            51           392           949           0        17,551
Other (7)                             -          3,556      45%            54           337           885          936        9,145
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                        85,924      59%          1,405         8,974         23,506       24,760     253,060

OTHER RENTAL PROPERTIES
Comercial Properties (8)                         4,076      98%            5            101          1,973        2,762       1,891
Other Properties (9)                            34,015     100%            72           463          1,372        1,662       6,510
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                        38,091     100%            77           564          3,345        4,424       8,401

RELATED EXPENSES
MANAGEMENT FEES                                                                         335           751          707

------------------------------------------------------------------------------------------------------------------------------------
TOTAL OFFICES AND OTHER (10)                    124,015     72%          1,482         9,873         27,602       29,891     261,461
------------------------------------------------------------------------------------------------------------------------------------


Notes:
(1)  Total leasable area for each property. Excludes common areas and parking.
(2)  Calculated dividing occupied square meters by leasable area.
(3)  Agreements in force as of 12/31/02 were computed.
(4) Total consolidated leases, according to the RT4 method, reexpressed as from 12/31/02. Excludes gross income tax deduction.
(5) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation as of 12/31/02.
(6)  Through Inversora Bolivar S.A.
(7) Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 y Sarmiento 517 (through our Company). Cumulative revenues of fiscal years 2002 and 2001 additionally include the revenues from Puerto Madero Dock 5 (fully sold). The revenues of fiscal year 2001 additionally include the revenues from Avenida de Mayo 701 and Puerto Madero Dock 6 (fully sold).
(8) Includes the following properties: Constitucion 1111 and Alsina 934/44 (through our Company). Cumulative revenues additionally include: In fiscal years 2002 and 2001, the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold). In fiscal year 2001 the revenues from Sarmiento 580 and Montevideo 1975 (fully sold).

(9) Includes the following properties: the Santa Maria del Plata facilities (former Ciudad Deportiva de Boca Juniors, through the Company - only rents are included since book value is reflected on the Developments table) - Thames, units in Alto Palermo Plaza and units in Alto Palermo Park (through Inversora Bolivar S.A). Cumulative revenues include: In fiscal years 2001, the revenues from Serrano 250 (fully sold).
(10) Corresponds to the "Offices and Other Rental Properties" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.




II. SHOPPING CENTERS - ALTO PALERMO S.A ("APSA")

As of December 31, 2002, our share in APSA, the leading shopping center company in Argentina, was of 49,9%. Notwithstanding, by the end of the second quarter of fiscal year 2003, we acquired 3.4 million additional shares of APSA, increasing our ownership to 54.9%.

As of December 31, 2002, total revenues were Ps.53.2 million, i.e., 56.4% less than for the same period of the previous year. The net profit for the six-month period was Ps.52.8 million, in contrast to the Ps.47.7 million loss for the same period of the previous year.

The macroeconomic context has been favorable for APSA during this quarter. The index measuring consumers' confidence reverted the negative trend shown since early 2001 to reach a 29.6% increase during the last quarter of 2002. On the other hand, retail inflation, which, during the first nine months of the year had seriously undermined consumers with a 39.7% increase during the last three months of 2002, showed a significant deceleration, reaching an additional increase of only 0.9%. Another variable which positively affected our business was the increase of tourism in Argentina. By means of strategic marketing actions, the Company was able to channel to its Shopping Centers the increased flow of tourists, a kind of public with higher purchasing power and higher average consumption.

In this way, our lessees' sales were significantly fostered during the three months ended December 31, 2002, causing them to reach their highest historic performance in nominal terms by totaling Ps.271.5 million, equivalent to 51.9% more than the invoicing during the quarter ended December 31, 2001 and 13.9% higher than the invoicing during the quarter ended December 31, 2001.

In view of our lessees' revenues recovery, during this quarter we continue to apply the Referential Stabilization Coefficient ("CER") upon "pesified" agreements and reinstated the key money charge upon execution or renewal of lease agreements in our shopping centers.

APSA's shopping centers received approximately 65.4 million visits during the last twelve months.

At December 31, 2002, the average level of occupation of APSA shopping centers (including Mendoza Plaza) was approximately 94.1%.


TARJETA SHOPPING

During this quarter, Tarshop S.A., the credit card company in which the Company holds an 80% interest, had a 26.4% decrease in its credit card portfolio (including securitized receivables), from Ps. 71.6 million as of December 31, 2001 to Ps. 52.8 million as of December 31, 2002. In addition, the number of card holders decreased by 1,753 during this period, amounting to 148,619.

Although Tarjeta Shopping revenues, which were affected by the Argentine financial crisis, experienced a 57.2% drop during the six month period from Ps.
27.8 million as of December 31, 2001 to Ps. 11.9 million as of December 31, 2002, Tarshop collection evidenced a 22.7% improvement in the bad debt allowance, from Ps. 7.5 million to Ps. 5.8 million, respectively. In addition, an improvement of the situation was evidenced in this respect during the last three months of 2002 as compared to the immediately preceding quarter, as the charge decreased by 64.2%.

Tarjeta Shopping's share in credit card sales at Alto Palermo, Alto Avellaneda and Abasto de Buenos Aires as of December 31, 2002 was 4.8%, 29.4% and 16.3%, respectively. The credit cards activation rate is approximately 59%. The chart below presents information on the Company's shopping centers as of December 31, 2002.

SHOPPING CENTERS

                                                                        TOTAL RENTAL INCOME FOR THE SIX-MONTH PERIOD
                                  DATE         GROSS       PERCENTAGE               ENDED DECEMBER 31,                  BOOK
                                   OF         LEASABLE       LEASED                     PS./000 (3)                    VALUE
                              ACQUISITION   AREA M2 (1)       (2)            2003           2002           2001     PS./000 (4)
---------------------------------------------------------------------------------------------------------------------------------
SHOPPING CENTERS (5)
Alto Palermo                    12/23/97       18,146         88%          13,454          23,267         27,482      254,874
Abasto                          07/17/94       40,476         97%           9,424          21,864         24,479      219,742
Alto Avellaneda                 12/23/97       26,701         97%           4,737          15,017         18,447       95,064
Paseo Alcorta                   06/06/97       14,909         86%           6,089          11,696         13,673       74,039
Patio Bullrich                  10/01/98       11,623         95%           4,927           8,502          8,493      130,085
Nuevo NOA Shopping              03/29/95       18,876         88%             855           2,911          2,684       21,343
Buenos Aires Design             11/18/97       11,992         92%           1,127           5,931          6,103       23,115
Fibesa and others (6)                                                       2,003           4,155          5,080         -
Revenues Tarjeta Shopping                                                  11,759          28,216         20,230         -

---------------------------------------------------------------------------------------------------------------------------------
TOTAL SHOPPING CENTERS (7)                    142,723         93%           54,375         121,559       126,671      818,262
---------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Total leasable area in each property. Excludes common areas and parking spaces.
(2)  Calculated dividing occupied square meters by leasable area.
(3) Total consolidated rents, according to RT4 method, reexpressed as of 12/31/02. Excludes gross income tax deduction.
(4) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation as of 12/31/02.
(5)  Through Alto Palermo S.A.
(6)  Includes revenues from Fibesa S.A. and Alto Invest.
(7) Corresponds to the "Shopping Centers" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

III. SALES AND DEVELOPMENTS

Revenues from this segment were of Ps.21.5 million during the six-month period ended December 31, 2002, as compared to Ps.23.3 million recorded during the same period of fiscal year 2002. This decrease mainly results from the Company's reduced stock of units available for sale, because of the interruption in the launching of new projects.

ABRIL, HUDSON, PROVINCE OF BUENOS AIRES. During the quarter ended December 31, 2002, 13 lots of Abril were sold. 19 of the 20 neighborhoods projected for all the development were being marketed, with 92% of the lots in such neighborhoods sold. There were 110 houses under construction and 470 finished houses.

The following chart illustrates IRSA's development properties as of December 31, 2002.

DEVELOPMENT PROPERTIES

                              DATE       ESTIMATED COST/   AREA DESTINED   TOTAL        PERCENTAGE      PERCENTAGE     ACCUMULATED
                               OF           REAL COST       FOR SALES     UNITS OR      CONSTRUCTED        SOLD           SALES
                           ACQUISITION    (PS. 000) (1)      (M2) (2)     LOTS (3)                         (4)        (PS.000) (5)

APARTMENT COMPLEXES
Torres Jardin                7/18/96         56,163           32,244        490            100%            98%           69,469
Torres de Abasto (8)         7/17/94         74,259           35,630        545            100%            99%          108,430
Palacio Alcorta              5/20/93         75,254           25,555        191            100%           100%          76,024
Concepcion Arenal           12/20/96         14,958            6,913         70            100%            97%           11,433
Alto Palermo Park (9)       11/18/97         35,692           10,654         73            100%            90%           42,769
Other (10)                                   49,827           23,900        184            100%            97%           53,005
SUBTOTAL                                    306,153          134,896      1,553            N/A             N/A          361,130

RESIDENTIAL
COMMUNITIES
Abril/Baldovinos (11)         1/3/95        129,992        1,408,905      1,273            100%            88%          193,998
Villa Celina I, II y III     5/26/92          4,707           75,970        219            100%            99%           13,851
Villa Celina IV y V         12/17/97          2,432           58,480        181            100%            99%            9,413
Other                                           -               -            -               0%             0%              -
SUBTOTAL                                    137,131        1,543,355      1,673             N/A            N/A          217,262

LAND RESERVE
Dique 3  (12)                 9/9/99                          10,474                         0%             -               -
Puerto Retiro (9)            5/18/97                          82,051                         0%             -               -
Caballito                    11/3/97                          20,968                         0%             -               -
Santa Maria del Plata        7/10/97                         715,952                         0%             -               -
Pereiraola (11)             12/16/96                       1,299,630                         0%             -               -
Monserrat (9)               11/18/97                           3,400                         0%           100%           5,478
Dique 4 (ex Soc del Dique)   12/2/97                           4,653                         0%            50%           12,220
Other (13)                                                 4,439,447                         0%                              -
SUBTOTAL                                                   6,576,575                        N/A            N/A           17,698

OTHER
Sarmiento 580                1/12/94         11,605           2,635         14             100%           100%           10,758
Santa Fe 1588                11/2/94          8,280           2,713         20             100%           100%            8,107
Rivadavia 2243/65             5/2/94          8,106           2,070          4             100%           100%            3,634
Libertador 498              12/20/95          7,397           2,191          3             100%           100%            5,888
Constitucion 1159            9/16/94          2,297           2,430          1             100%           100%            1,973
Madero 1020                 12/21/95          9,823           2,768          5             100%           100%            8,094
Madero 940                   8/31/94          2,846             772          1             100%           100%            1,637
Other Properties (14)                        81,275          44,207        263             100%            99%          104,690
SUBTOTAL                                    131,629          59,786        311              N/A            N/A          144,781

SUBTOTAL                                    574,913       8,314,612      3,537              N/A            N/A          740,871

         INTEREST FOR FINANCING PROPERTY SALES - MANAGEMENT FEES

TOTAL (15)                                  574,913       8,314,612      3,537              N/A            N/A          740,871

DEVELOPMENT PROPERTIES

                                ACCUMULATED SALES FOR THE SIX-MONTH PERIOD         BOOK
                                 DE LOS EJERCICIOS FISCALES (6) (PS. 000)          VALUE
                                  03               02                01          (PS. 000)
                              (PS. 000)          (PS. 000)       (PS. 000)          (7)
APARTMENT COMPLEXES
Torres Jardin                     112            1,617             4,980             547
Torres de Abasto (8)              441            4,280             9,553             607
Palacio Alcorta                     1              520                -               -
Concepcion Arenal                  -              107              2,782             218
Alto Palermo Park (9)             914            2,598               -             4,171
Other (10)                        404            1,418             1,594           2,003
SUBTOTAL                        1,872           10,540            18,909           7,546

RESIDENTIAL
COMMUNITIES
Abril/Baldovinos (11)           7,346            4,750            10,327          15,483
Villa Celina I, II y III           28              (51)               57              43
Villa Celina IV y V               -                 44             2,012             11
Other                             -                 -                -                -
SUBTOTAL                       7,374             4,743            12,396          15,537

LAND RESERVE
Dique 3  (12)                     -                 -                -            25,781
Puerto Retiro (9)                 -                 -                -            45,899
Caballito                         -                 -                -            13,516
Santa Maria del Plata             -                 -                -           115,133
Pereiraola (11)                   -                 -                -            21,711
Monserrat (9)                     -                 -              1,790             -
Dique 4 (ex Soc del Dique)        -                 -             12,220           6,115
Other (13)                        -                 -                -           138,447
SUBTOTAL                          -                 -             14,010         366,602

OTHER
Sarmiento 580                     -                 -                -               -
Santa Fe 1588                     -              8,107               -               -
Rivadavia 2243/65                 -                 -                -               -
Libertador 498                  2,296               -                -               -
Constitucion 1159               1,973               -                -               -
Madero 1020                     5,585               -                -             1,620
Madero 940                      1,637               -                -               -
Other Properties (14)           731                191             3,266             588
SUBTOTAL                       12,222            8,298             3,266           2,178

SUBTOTAL                       21,468           23,581            48,581         391,863

         INTEREST FOR FINANCING PROPERTY SALES
                 - MANAGEMENT FEES                 121              716            1,763

TOTAL (15)                     21,589           24,297            50,344         391,863

Notes:
Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation as of 12/31/02.
(2) Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
(3) Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5) Includes only cumulative sales consolidated by the RT4 method, adjusted for inflation as of 12/31/02.
(6) Corresponds to the Company's sales consolidated by the RT4 method, adjusted for inflation as of 12/31/02. Excludes gross income tax deduction.
(7) Cost of acquisition plus improvement plus activated interest, adjusted for inflation as of 12/31/02.
(8)  Through APSA S.A.
(9)  Through Inversora Bolivar S.A.
(10) Includes the following properties: Dorrego 1916 (fully sold through our Company), Republica de la India 2785 (fully sold), Arcos 2343, Fco. Lacroze 1732 (fully sold), Yerbal 855, Pampa 2966 J.M. Moreno 285 (through Baldovinos) and units for sale in Alto Palermo Plaza (through Inversora Bolivar).
(11) Directly through our Company and indirectly through Inversora Bolivar S.A.
(12) Through Bs As Trade & Finance S.A.
(13) Includes the following land reserves : Torre Jardin IV, Constitucion 1159, Padilla 902, and Terreno Pilar (through our Company), and Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Terrenos Benavidez (through Inversora Bolivar S.A.) and Terrenos Alcorta, Neuquen, Rosario, Caballito and the Coto project (through APSA S.A.).
(14) Includes the following properties: Sarmiento 517 (through our Company), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. de Mayo 701, Rivadavia 2768, Serrano 250; Montevideo 1975 (Rosario) (fully sold through our Company).
(15) Corresponds to the "Sales and Developments" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.


IV. HOTELS

Despite the low income that has been historically generated by this business segment, the devaluation of the Peso has brought about an increase in the inflow of tourists in Argentina, turning this segment into a more profitable alternative. This shift has been more intensely sensed as from the beginning of fiscal year 2003, with a significant increase in the occupancy rate of all of our hotels.

The Llao Llao Hotel has undergone a successful winter season and during summer time the same trend is being observed. Tourists from all over the world visit our country so as to get to know this famous hotel and the surrounding landscape. In order to satisfy all of our guests needs we have built an outdoors swimming pool of gigantic dimensions that has got a heating system, enabling its use during winter as well.

Total revenues from the hotel segment amounted to Ps.16.9 million over the six-month period ended December 31, 2002, against Ps.21.4 million recorded over the same period in fiscal year 2002.

Because of the implementation of the new RT4 consolidation method, as from June 2002, revenues from Llao Llao hotel are no longer consolidated.

The chart below shows information regarding our Company's hotels estimated for the six-month period ended December 31, 2002.


HOTELS

        HOTEL          DATE OF     NUMBER OF ROOMS  AVERAGE     AVG. PRICE    ACCUMULATED SALES AS OF DECEMBER     BOOK VALUE AS OF
                     ACQUISITION                   OCCUPANCY     PER ROOM             31, (PS. 000) (2)            DECEMBER 31, 2002
                                                                                                                          (3)
                                                   % (1)           PS.         2002        2001         2000          (PS. 000)
------------------- ------------- --------------- ----------- -------------- ---------- ----------- ------------- ------------------
Inter-Continental       11/97          312          50            250         10,947     12,984       21,440           58,297
Sheraton Libertador     3/98           200          47            229          5,611      8,404       12,655           40,956
Llao-Llao (4)           6/97           158          66            416            -          -            -             12,806
Piscis (2)              9/02            98          N/D           N/D            -          -            -             5,139
                    ------------- --------------- ----------- -------------- ---------- ----------- ------------- ------------------
Total                                  768          N/D           N/D         16,558       21,388     34,095           117,198
                    ------------- --------------- ----------- -------------- ---------- ----------- ------------- ------------------

Notes:
(1)  Accumulated average for the period.
(2) Corresponds to our total sales consolidated under the RT4 method adjusted by inflation as of 12/31/02. It does not include gross income tax deduction.
(3) Represents 100% of the hotel's book value including facilities and goodwill.
(4) The average occupation and the average price per room are not available to date.
(5) Although Llao Llao Hotel no longer consolidates its sales, we consider it import to include it in the table. The book value represents the value of our investment.



V. FINANCIAL TRANSACTIONS AND OTHERS

IMPACT OF EXCHANGE RATE FLUCTUATIONS ON THE COMPANY'S FINANCIAL POSITION - Our dollar-denominated liabilities have been positively affected by the 11% Peso appreciation during the six-month period ended December 31, 2002, generating a positive result for our Company of Ps.157.7 million. The exposure of our assets to this same macroeconomic indicator during the same period in fiscal year 2002 generated a loss of Ps.22.3 million. The net result generated by the appreciation of the Peso was of Ps. 135.4 million and is registered under "Financial Results". It considerably explains the gain for this period.

RESTRUCTURING OF OUTSTANDING DEBT - On November 15, 2002, we signed a Refinancing Framework Agreement and on November 21, 2002, the operation was concreted with our six bank creditors (Banca Nazionale del Lavoro, BankBoston, Banco Ciudad, HSBC, Banco Itau and Banco Nacion) to refinance the Syndicated US$ 80 million Loan and the outstanding US$ 37.0 million Floating Rate Notes under the following scheme:

I. US$ 13.6 million cash down payment reducing the principal;

II. US$ 15.0 million of the 8% Convertible Notes due 2007 subscribed by BankBoston swapping old debt;

III. US$ 37.4 million Secured Floating Rate Notes due 2009 with an interest rate of 90-day LIBOR plus 200 basic points. These Notes are secured with a first priority mortgage on some of our real estate properties for a 50% value of the debt; and

IV. US$ 51.0 million Unsecured Credit Facility due 2009. 69% of the Facility bears an interest rate of 90-day LIBOR plus 200 basic points while the remaining bears a fixed step up rate ranging from 5.5% to 6.5%.

ISSUE OF BONDS CONVERTIBLE INTO ORDINARY SHARES OF OUR COMPANY - The Company's successful offering of up to US$ 100 million Convertible Notes ended on November 21, 2002. Convertible notes are accompanied by non-detachable warrants that enable the purchase of additional shares of our common stock. These notes bear an 8% interest per year and mature in November 2007. The conversion price is of US$ 0.5450 per share, meaning that every convertible note can be exchanged for
1.8349 common shares. The proceeds of the convertible notes' offering have been mostly used to cancel and restructure our liabilities outstanding at the moment, remaining US$ 55 million cash position for working capital.

GOLDMAN SACHS DEBT CANCELLATION - On December 4, 2002 we have cancelled our debt with GSEM/AP Holdings, LP (Goldman Sachs), consisting in US$ 16.3 million of principal plus accrued interest as of today, for a total of US$ 11.1 million.

DISTRIBUTION OF TREASURY SHARES - As of December 19, 2002, 4,587,285 treasury shares of our Company have been distributed among the shareholders, proportionally to their shareholdings. This distribution represents a 2.21% of the outstanding capital stock.

ADJUSTMENT OF CONVERSION PRICE OF CONVERTIBLE NOTES DUE 2007 - As a result of the distribution of 4,587,285 treasury shares, the Company has adjusted the conversion price of the notes according to what has been stipulated in the issuance clauses. Due to such adjustment the conversion price of the notes goes from US$ 0.5571 to US$ 0.5450 and the exercise price for the warrants goes from US$ 0.6686 to US$ 0.6541. This adjustment is in force as from December 20, 2002.

PURCHASE OF APSA'S SHARES AND CONVERTIBLE NOTES - During January 2003, we have acquired 3.4 million additional shares of APSA, thus our ownership in the company adds up to 54.9%. Moreover, we have acquired 2.6 million of APSA's Convertible Notes that together with the 27,324,848 convertible notes subscribed at the moment of the issuance, amount to 59.9% of the convertible notes issued by our subsidiary.

IMPROVEMENT IN THE GRADING OF OUR CONVERTIBLE NOTES' GLOBAL PROGRAM FOR UP TO US$ 250 MILLION - On January 28, 2002, Fitch, a grading agency, raised the grade of our Convertible Notes' Global Program for up to US$ 250 million, from C (arg) to B- (arg). The raise in the grade is due to the restructuring of our debt by which we have extended all maturities on a long-term basis. Our Secured Debt for US$ 37.4 million has been issued under this program.

VII. BRIEF COMMENTS ON PROSPECTS FOR THE ONCOMING QUARTER

We believe that the worst has been overcome and, as evidenced by history, deep crisis bring about opportunities and growth.

Our Company was able to face the adverse conditions arisen during the Argentine crisis and was one of the very few companies which avoided a default. The successful subscription of our Convertible Bonds has evidenced the confidence place upon us both by the domestic and the international markets. Banks have also contributed to refinance our debt with longer terms and lower interest rates.

The proceeds from the Convertible Bonds have placed us in a privileged cash position, which will enable us to take advantage of the opportunities appearing in the market, especially at a time when property prices have significantly dropped.

As regards Argentina, although the refinancing of debt maturities with the IMF enables to reduce the economic uncertainty, the political-electoral map continues to be complex, it being the main obstacle to prepare macroeconomic forecasts.

Luiz Inacio da Silva's administration in Brazil showed a good start, which is reflected by the improvement of the main financial indicators, but some risks still continue to exist.

We are optimistic as to the future. Our cautious performance has caused us to attain an outstanding position in the market and its confidence will enable us to keep on growing. The time of adjustment is coming to an end and as soon as the conditions exist we will put into practice the projects postponed by the recession.

[PRICEWATERHOUSECOOPERS LOGO]      [SC INTERNATIONAL LOGO]            ABELOVICH,
                                                                          POLANO
                                                                     & ASOCIADOS


   Free translation from the original prepared in Spanish for publication in
                                   Argentina


                       INDEPENDENT ACCOUNTANT'S REPORT


To the Board of Directors and Shareholders of IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


1. We have reviewed the balance sheets of IRSA Inversiones y Representaciones Sociedad Anonima at December 31, 2002 and 2001, and the related statements of income, of changes in shareholders' equity and of cash flows for the six-month periods then ended, and the complementary notes 1 to 13 and exhibits A to I. In addition, we have reviewed the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anonima and subsidiaries for the six-month periods the ended. These financial statements are the responsibility of the Company's management.

2. We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. The Company has prepared the financial statements following the valuation criteria established by the Comision Nacional de Valores, which as explained in Note 1 c) differ from certain aspect of prevailing accounting standards in Argentina. The effect on the financial statements arising from the different valuation criteria have not been quantified by the Company and we have not been able, through the performance of other auditing procedures, to estimate the impact on the financial statements of this divergence from professional accounting standards in Argentina.

4. As detailed in note 1 to the consolidated financial statements, as result of the economic crisis in Argentina, the period under consideration was affected by the measures adopted by the National Government. The future evolution of the crisis may require that the Government modify some of the measures adopted or issue additional regulations. Consequently, the Company's financial statements must be read in the light of these circumstances.

5. Our report dated September 9, 2002 on the financial statements at June 30, 2002 and 2001 included a qualification referred to the uncertainty as to whether the Company would be in a position to continue to operate as going concern. As mentioned in Note 1 to the consolidated financial statements, the restructuring of the Company's debt was satisfactorily completed in November 2002. Consequently, our report on the financial statements at December 31, 2002 does not longer contain the mentioned observation.



PRICE WATERHOUSE & CO.                          ABELOVICH, POLANO & ASOCIADOS
Av. A. Moreau de Justo 270, Piso 2o             25 de Mayo 596 - 8o Piso
C1107AAF Ciudad de Buenos Aires - Argentina     (1002) Buenos Aires - Argentina
Tel. (54-11) 4319-4600                          Tel./Fax 4312-8525 -
Fax: (54-11) 4315-6448 / 9                         E-mail: abelovich@elsitio.net
www.pwcglobal.com

[PRICEWATERHOUSECOOPERS LOGO]      [SC INTERNATIONAL LOGO]            ABELOVICH,
                                                                          POLANO
                                                                     & ASOCIADOS


                    INDEPENDENT ACCOUNTANT'S REPORT (Contd.)


6. Based on the work done and on our audit of the financial statements of the Company' for the years ended June 30, 2002 and 2001, on which we issued our qualified report dated September 9, 2002 in relation to the matters mentioned in paragraph 5, we report that the financial statements of IRSA Inversiones y Representaciones Sociedad Anonima at December 31, 2002 and 2001 and the consolidated financial statements at those dates, prepared in accordance with accounting standards of the Autonomous City of Buenos Aires, consider all significant facts and circumstances of which we have become aware and regarding them we have no other observations to make than those mentioned in paragraph 3.

7.     In accordance with current regulations we report that:

       a) the financial statements of IRSA Inversiones y Representaciones Sociedad Anonima and its consolidated financial statements are transcribed to the "Inventory and Balance Sheet Book" and comply with the requirements of Commercial Companies Law and the pertinent resolutions of the Comision Nacional de Valores;

       b) the financial statements of IRSA Inversiones y Representaciones Sociedad Anonima arise from official accounting records carried in all formal respects in accordance with legal requirements;

       c) we have read the business overview report and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observation to make;

       d) at December 31, 2002, the debt accrued in favor of the Integrated Pension and Survivors' Benefit System according to the accounting records amounted to $ 77 thousand, none of which was due at that date.



Buenos Aires
February 10, 2003



    ABELOVICH, POLANO & ASOCIADOS                PRICE WATERHOUSE & Co.



                             (Partner)                                 (Partner)
--------------------------------------   ---------------------------------------
      Dr. Jose Daniel Abelovich                 Carlos Martin Barbafina
      Public Accountant (U.B.A.)               Public Accountant (U.C.A.)
     C.P.C.E.C.A.B.A. To 102 Fo 191           C.P.C.E.C.A.B.A. To 175 Fo 65
Professional Registration of the Firm     Professional Registration of the Firm
     C.P.C.E.CAP.FED. To 1 Fo 240              C.P.C.E.CAP.FED. To 1 Fo 1





PRICE WATERHOUSE & CO.                          ABELOVICH, POLANO & ASOCIADOS
Av. A. Moreau de Justo 270, Piso 2o             25 de Mayo 596 - 8o Piso
C1107AAF Ciudad de Buenos Aires - Argentina     (1002) Buenos Aires - Argentina
Tel. (54-11) 4319-4600                          Tel./Fax 4312-8525 -
Fax: (54-11) 4315-6448 / 9                         E-mail: abelovich@elsitio.net
www.pwcglobal.com

                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

                   IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                    By: /S/ Saul Zang
                        Name: Saul Zang
                        Title: Second Vice Chairman of the Board of Directors





Dated: February 21, 2003